2011 DCB Financial Corp Annual Report

"You can impact the culture and change things rather dramatically."

- Ronald Seiffert (October 2011)
President and CEO

"Many people are beginning to take note of our progress and improved performance."

- Ronald Seiffert (March 2012)
President and CEO

...New Vision


TheBank

"This community, the employees and the shareholders want this bank, their bank, to win."

- Ronald Seiffert (January 2012)
President and CEO

President's Message to Shareholders

New Vision...Enduring Values

I am extremely pleased and honored to provide you, our valued shareholders, with an assessment of your Bank's performance during 2011 and the new and exciting prospects for growth in 2012 and beyond.

However, allow me first to sincerely thank each and every one of you, in addition to our valued customers and members of our community, for the extreme loyalty that you all have exhibited over the last few years to The Bank. Your unprecedented commitment to the Delaware County Bank & Trust has allowed us the necessary time to stabilize The Bank and position ourselves for growth and prosperity in the future. For this we will always be grateful and will continually strive to maintain your trust and confidence.

During 2011, we reported a net loss of $2.5 million versus a net loss of $12.3 million in 2010. This dramatic reduction in operating losses was primarily attributable to reduced operating expenses coupled with lower charge-offs, as further detailed later in this report. From a balance sheet standpoint, The Bank's overall liquidity position was also vastly improved in 2011 as we purposefully shrunk the balance sheet and reduced our reliance on more volatile wholesale funds.

However, the most significant change in our financial performance during 2011 was the dramatic improvement that we experienced in the overall credit quality of our loan portfolio. Total criticized assets were reduced by $35 million to $83.5 million, a 30% reduction, while non-performing loans declined by 42% to equal $10.6 million. Our allowance for loan losses equaled $9.6 million at year-end 2011 which now represents 90.7 % coverage of our total non-performing loans. Finally, delinquent loans greater than 30-days past due were substantially reduced to 2.24% of total loans at year-end 2011 versus 4.01 % in 2010.

Although the last few years have been very challenging for our bank and the industry, we never lost sight of the enduring values upon which The Bank was built over 60 years ago. These values include our commitment to our customers to provide them with service that exceeds their expectations and our dedication to, and active engagement in, the communities in which we serve. During 2011, our associates invested over 4,000 hours in volunteer activities within our communities serving such worthy organizations as the United Way, American Red Cross, American Cancer Society's Relay for Life, The Community Foundation of Delaware County, Habitat for Humanity, Council For Older Adults, area chambers of commerce, the local school districts, and many, many more organizations too numerous to list. We have long understood that The Bank will only be as strong and successful as are the communities in which we serve.


TheBank
DATE:
DOLLARS
MEMO

The Bank recently made a donation to the Delaware Chapter of the American Red Cross in honor of "Red Cross Month."

In 2012 and beyond, we will continue to respect and build upon our enduring values while providing a new vision for growth. In December of 2011, our Board of Directors approved our Strategic Plan that will drive this new vision which included the following key initiatives:

Raise Capital

In October of 2010, The Delaware County Bank & Trust entered into a Consent Order with the Federal Deposit Insurance Corporation (FDIC) and a Written Agreement with the Ohio Department of Financial Institutions (ODFI). The last material issue that needs to be addressed under these agreements is to raise our Total Tier 1 Capital to 9% of Total Assets. In February of this year, we announced the engagement of Sandler O'Neill & Partners, L.P. as our investment advisor, and Vorys, Sater, Seymour and Pease as legal counsel to assist us in our efforts to raise funds to meet this requisite threshold.

Continued Next Page

Invest in Our Bank Associates

In 2012, we will continue to make investments in our bank associates, our most valued resources, in terms of training, development and through the assessment of the competitiveness of our compensation programs. In addition, in February of this year, The Bank hired three new senior-level managers to complement our existing management team which include Charles Moore, Executive Vice President for Consumer Lending & Chief Risk Officer, David Archibald, Senior Vice President for Marketing & Alternative Delivery Channels and Daniel Roberts, Senior Vice President for Credit Administration and Chief Credit Officer. These three individuals bring a wealth of knowledge and over 65 years of combined banking experience to our team.



Moore **Roberts** **Archibald**

Develop New Products

In order to fill gaps that exist in our current product offerings, we will be developing new products in 2012, to include a small business line of credit, a small business suite of deposit products, equipment leasing capability, an enhanced consumer deposit product suite and new treasury management services. With the addition of these offerings, we will continue to be able to compete quite effectively with both big banks and community banks within our marketplace.

Invest in Technology

The Bank will be taking full advantage of the advancements in new technologies that continue to be made within our industry which enhance the banking experience for our customers. These new technologies will allow our associates to make it easier, simpler and faster to service the needs of our customer through streamlined processes and procedures. In addition, in 2012, we will make a significant investment in our website to enhance the functionality, navigation and the aesthetics of this important delivery channel.

Invest in Marketing and Communication

As we make the investments enumerated above, we believe it is extremely important for us to communicate these improvements and the progress that we are making in a very transparent fashion to our shareholders, to our valued customers and to the communities in which we serve. In 2012, we will be making material investments of time and resources to assure that this happens.

We are extremely confident that the successful execution of the above initiatives in 2012 will result in the substantially improved financial performance of The Bank.

Let me close this letter by sincerely thanking all of our bank associates for the significant time and energy they invested in The Bank during 2011, an extremely challenging year. Without their commitment and diligent efforts, we could not have possibly positioned The Bank for the growth and success that we are anticipating in 2012 and beyond.

Finally, although we are very proud of the improved financial performance of The Bank in 2011, we recognize that we have a way to go before we will be satisfied that we are providing you, our shareholders, with a return on your investment that will meet and exceed the returns generated by our peer group. You have my personal commitment and promise that we will not rest until this is achieved.

Thank you again for your support and confidence!

Ronald J. Seiffert
President & CEO

Business of DCB Financial Corp

DCB Financial Corp ("DCB" or the "Corporation") was incorporated under the laws of the State of Ohio on March 14, 1997, upon approval by the shareholders of The Delaware County Bank and Trust Company (the "Bank") for the purpose of becoming a financial holding company by acquiring all of the outstanding shares of the Bank. The Bank is a commercial bank, chartered under the laws of the State of Ohio, and was organized in 1950. The Bank is a wholly-owned subsidiary of DCB.

The Bank conducts business from its main office at 110 Riverbend Avenue in Lewis Center, Ohio and from its 14 branch offices located in Delaware, Ohio and surrounding communities. The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, IRAs, safe deposit facilities, personal loans, commercial loans, real estate mortgage loans, installment loans, night depository facilities and wealth management services. The Bank also provides treasury management, bond registrar and payment agent services. Through its subsidiary Datatasx, the Bank provided data processing and other bank operational services to other financial institutions; however those services were discontinued in September 2011, and were not a material part of financial results.

DCB, through the Bank, grants residential real estate, commercial real estate, consumer and commercial loans to customers located primarily in Delaware, Franklin, and Union Counties, Ohio. Unemployment statistics in these counties have historically been among the lowest in the State of Ohio. Real estate values have historically been stable, although real estate values have declined in DCB's market area over the last four years in connection with the overall decline in the economy. DCB also invests in U.S. Government and agency obligations, obligations of states and political subdivisions, corporate obligations, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities come primarily from customer deposits, borrowed funds, and to a lesser extent, from principal repayments on securities.

As a financial holding company, DCB is subject to regulation, supervision and examination by the Federal Reserve Board. As a commercial bank chartered under the laws of the State of Ohio, the Bank is subject to regulation, supervision and examination by the State of Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation (the "FDIC"). The FDIC insures deposits in the Bank up to applicable limits. The Bank is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati, Ohio.

Common Stock and Shareholder Matters

DCB had 3,717,385 common shares outstanding on March 29, 2012, held of record by approximately 1,465 shareholders. There is no established public trading market for DCB's common shares. DCB's common shares are traded on a limited basis on the OTC Bulletin Board. At times however, various brokerage firms maintain daily bid and ask prices for DCB's common stock. The range of high and low transactions as reported by the OTC Bulletin Board is reported below. These transactions are shown without retail mark-up, mark-down or commissions.

	Quarter ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
High	$ 3.75	$ 3.84	$ 3.60	$ 3.00
Low	3.05	3.10	2.50	2.20
Dividends per share	0.00	0.00	0.00	0.00

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
High	$ 7.25	$ 7.25	$ 6.20	$ 4.17
Low	6.00	5.00	3.70	3.02
Dividends per share	0.00	0.00	0.00	0.00

Management does not have knowledge of the prices in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for DCB's stock, these prices may not reflect the prices at which the stock would trade in a more active market. DCB sold no securities during 2011 or 2010 that were not registered under the Securities Acts.

Income of DCB primarily consists of dividends, which may be declared by the Board of Directors of the Bank (the "Board") and paid on common shares of the Bank held by DCB. During 2009 management of DCB ceased the payment of regular cash dividends and, no assurances can be given that any dividends will be declared or, if declared in the future, what the amount of any such dividends will be. The Bank did not pay dividends to DCB Financial during 2011 or 2010. See Note 11 to the Consolidated Financial Statements for a description of dividend restrictions.

Selected Consolidated Financial Information and Other Data

The following tables set forth certain information concerning the consolidated financial condition, results of operations and other data regarding DCB at the dates and for the periods indicated.

Selected consolidated financial condition data: (Dollars in thousands)	At December 31, 2011	2010	2009	2008	2007
Total assets	$ 522,881	$ 565,105	$ 675,022	$ 712,564	$ 680,786
Cash and cash equivalents	39,314	33,521	41,453	34,658	32,068
Securities available for sale	88,113	69,597	94,100	111,360	89,009
Securities held to maturity	1,010	1,313	1,752	8,002	-
Net loans	350,183	412,617	479,003	507,076	512,195
Deposits	445,428	465,076	557,455	565,153	510,874
Borrowed funds	40,036	59,767	66,159	88,384	110,082
Shareholders' equity	34,699	37,414	49,343	56,059	57,068

Selected Operating Data	Year ended December 31, 2011	2010	2009	2008	2007
(In thousands, except per share data)					
Interest income	$ 22,732	$ 28,118	$ 32,341	$ 38,405	$ 43,556
Interest expense	5,113	6,925	10,558	16,743	22,154
Net interest income	17,619	21,193	21,783	21,662	21,402
Provision for loan losses	5,436	11,040	9,398	8,177	10,159
Net interest income after provision for loan losses	12,183	10,153	12,385	13,485	11,243
Noninterest income	6,358	6,115	3,219	5,487	5,928
Noninterest expense	21,292	23,488	22,989	20,884	17,962
Loss before income tax	(2,751)	(7,220)	(7,385)	(1,912)	(791)
Income tax expense (credit)	(13)	5,110	(3,185)	(2,241)	(930)
Net income (loss)	$ (2,738)	$ (12,330)	$ (4,200)	$ 329	$ 139
Per Share Data:					
Basic earnings (loss) per share	$ (0.74)	$ (3.32)	$ (1.13)	$ 0.09	$ 0.04
Diluted earnings (loss) per share	$ (0.74)	$ (3.32)	$ (1.13)	$ 0.09	$ 0.04
Dividends declared per share	$ 0.00	$ 0.00	$ 0.06	$ 0.56	$ 0.60

Selected Financial Ratios:	At or for the year ended December 31, 2011	2010	2009	2008	2007
Interest rate spread	3.26%	3.44%	3.21%	2.97%	2.90%
Net interest margin	3.39	3.58	3.38	3.29	3.36
Return on average equity	*	*	*	0.55	0.23
Return on average assets	*	*	*	0.05	0.02
Average equity to average assets	6.56	7.32	7.64	8.42	8.88
Allowance for loan losses as a percentage of nonaccrual loans	100.08	73.82	92.94	130.64	80.10

* Not meaningful

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands, except per share amounts)

Introduction

In the following pages, management presents an analysis of DCB's consolidated financial condition and results of operations as of and for the year ended December 31, 2011, compared to prior years. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the financial statements, the related footnotes and the selected financial data included elsewhere in this report.

Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the financial condition and prospects, lending risks, plans for future business development and marketing activities, capital spending and financing sources, capital structure, the effects of regulation and competition, and the prospective business of both the Corporation and its wholly-owned subsidiary The Delaware County Bank and Trust Company (the "Bank"). Where used in this report, the word "anticipate," "believe," "estimate," "expect," "intend," and similar words and expressions, as they relate to the Corporation or the Bank or their respective management, identify forward-looking statements. Such forward-looking statements reflect the current views of the Corporation and are based on information currently available to the management of the Corporation and the Bank and upon current expectations, estimates, and projections about the Corporation and its industry, management's belief with respect thereto, and certain assumptions made by management. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to: (i) significant increases in competitive pressure in the banking and financial services industries; (ii) changes in the interest rate environment which could reduce anticipated or actual margins; (iii) changes in political conditions or the legislative or regulatory environment; (iv) general economic conditions, either nationally or regionally (especially in central Ohio), becoming less favorable than expected resulting in, among other things, a deterioration in credit quality of assets; (v) changes occurring in business conditions and inflation; (vi) changes in technology; (vii) changes in monetary and tax policies; (viii) changes in the securities markets; and (ix) other risks and uncertainties detailed from time to time in the filings of the Corporation with the Securities and Exchange Commission.

The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Recent Accounting Standards

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring,* which provides additional guidance to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this update are effective for the Corporation beginning in the quarter ended September 30, 2011 and are to be applied retrospectively to January 1, 2011. In addition, the modification disclosures described in ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which were subsequently deferred by ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings*, are effective on a prospective basis beginning in the quarter ended September 30, 2011. The adoption of ASU 2011-02 did not have a material impact on the consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This ASU represents the converged guidance of the FASB and the IASB (the "Boards") on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.

The amendments to the Codification in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The impact of adoption of this ASU is not expected to be material to the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, which provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income, along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This update should be applied retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. As the Corporation currently reports comprehensive income in two separate but consecutive statements with all of the components required by ASU 2011-05, the adoption of this guidance will not have an impact on the consolidated financial statements.

Critical Accounting Policies

DCB's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. The application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.

The most significant accounting policies followed by the Corporation are presented in the notes to the Consolidated Financial Statements. These policies are fundamental to the understanding of results of operations and financial condition. The accounting policies considered to be critical by Management are as follows.

The procedures for assessing the adequacy of the allowance for loan losses reflect our evaluation of credit risk after careful consideration of all information available to us. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

The allowance is regularly reviewed by management to determine whether the amount is considered adequate to absorb probable losses. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Also considered as part of that judgment is a review of the Bank's trends in delinquencies and loan losses, as well as trends in delinquencies and loan losses for the region and nationally, and economic factors.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur.

The valuation of other assets requires that management utilize a variety of estimates and analysis to determine whether an asset is impaired or other-than-temporarily impaired. After determining the appropriate methodology for fair value measurement, management then evaluates whether or not declines in fair value below book value are temporary or other-than-temporary impairments ("OTTI"). If it is determined that measured impairment is other-than-temporary the appropriate loss recognition is recorded within the period that OTTI is recognized. Generally, management utilizes third parties to provide appraisals, analysis or market pricing in support of OTTI analysis.

Overview of 2011

Through its locations in Delaware, Union and Franklin Counties, the Corporation provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, IRAs, safe deposit facilities, personal loans, commercial loans, real estate mortgage loans, installment loans, trust, and other wealth management services.

The Corporation currently operates in an economic environment that has caused and continues to cause lowered earnings due to higher credit defaults across the banking industry. These credit defaults are attributed to an increase in unemployment coupled with reduced economic growth that has affected consumers and commercial businesses. Additionally, real estate values within the Bank's market have generally declined, creating higher loss levels when defaults do occur.

Management has attempted to mitigate the results of these economic issues through a change in infrastructure by increasing its resources related to credit and compliance and by creating strategies for the long term benefit of its shareholders. These strategies include, but are not limited to: reducing overall size of the balance sheet; reducing staff to control costs; ensuring credit standards are appropriate for the current economic environment; and, pricing loans and other products appropriately. This includes pricing its deposit products to remain competitive, but focusing on developing core deposits through customers in its geographic footprint.

In addition to addressing the issues presented in the regulatory orders the bank also reduced its salary and benefits expense through a staffing reduction and reduced other overhead through the closure of five branch locations. As the overall size of the Corporation receded, the strategic reduction in expenses was prudent. There were other efficiency initiatives introduced during the year that also focused reducing costs through vendor consolidation and creating efficiencies.

The Corporation has also made significant progress in addressing its credit issues related to problem loans. During 2011 it has devoted significant resources in terms of personnel, consultants and legal resources to addressing non-performing and troubled loans. The strategies that were developed include: getting problem credits refinanced outside of the bank; negotiating restructured notes; selling notes to third-parties; charging off uncollectable balances; and when necessary, liquidating collateral.

In September 2011 the Board of Director's announced the hiring of Ronald J. Seiffert as its new President and Chief Executive Officer. Mr. Seiffert was hired to bring new direction and strategies for the long-term benefit of the Corporation and its shareholders. Under his direction, DCB Financial Corp launched a number of initiatives to address the long-term success of its operations. These included the restructure of management, the identification of efficiency opportunities and development of plans to increase capital levels to those required by the written regulatory agreements under which the Corporation operates.

The following points address financial and other strategic highlights from 2011:

- The Corporation's assets totaled $522,881 at December 31, 2011, compared to $565,105 at December 31, 2010, a decrease of $42,224, or 7.5%. The decrease in assets was mainly attributed to a decline in loans resulting from management initiatives, and a reduction in interest bearing deposits and long-term borrowings.

- Net loss for 2011 totaled $2,738 as compared to the net loss of $12,330 for 2010, representing a decrease in operating losses of $9,800. The 2011 operating results were less affected by provision expense and operating expenses for consulting and legal associated with managing non-performing loan portfolios as compared to 2010.

- The Corporation's net interest income decreased in 2011 to $17,619 from $21,193 in 2010. This is mainly attributed to the lower level of earning assets from year to year. The decline in the balance sheet was the result of Management's actions related to reducing non-core time deposits and FHLB debt, which were funded through loan and investment portfolio run-off.

- The provision for loan losses totaled $5,436 for the year ended December 31, 2011 compared to $11,040 in 2010. Losses in commercial and commercial real estate loans were the main driver of the provision expense. DCB maintains an allowance for loan losses at a level considered adequate to absorb management's estimate of probable inherent credit losses in its portfolios.

- The total problem loan portfolio declined to $83,562 at year-end 2011 from $118,691 at year-end 2010. As previously mentioned, this change resulted from the additional resources and implementation of strategies focusing on improving the overall credit quality of the balance sheet.

Analysis of Financial Condition for the Years Ended December 31, 2011 and December 31, 2010

The Corporation's assets totaled $522,881 at December 31, 2011, compared to $565,105 at December 31, 2010, a decrease of $42,224, or 7.5%. The decline in assets is mainly attributed to reduced quality lending opportunities in the Bank's market area, management's initiatives to reduce problem assets, and a decline in marketable securities which were reduced in order to fund reduced deposit balances. Cash and cash equivalents rose from $33,521 at December 31, 2010 to $39,314 at December 31, 2011. The Corporation has set target limits for cash balances that focused on maintaining liquidity, while limiting balances of low earning assets in order to preserve net interest margin.

Available-for-sale securities increased to $88,113 at December 31, 2011 from $69,597 a year earlier. The increase is the result of directing excess funds from loan run-off being invested in higher yielding securities instead of overnight deposits. In order to focus on core deposits Management reduced time deposits through its Certificate of Deposit Account Registry Service program ("CDARS") for non-core customers. This process was essential to reducing the overall asset level in order to maintain key capital measurements.

Total loans, excluding loans held for sale, decreased by $65,097 from $424,864 at December 31, 2010 to $359,767 at December 31, 2011. As noted earlier, the current commercial and commercial real estate market within the Corporation's footprint is not offering a significant number of quality lending opportunities. Management has not been aggressive in pursuing on-balance sheet growth in order to preserve liquidity and to support targeted capital ratios. As an example, residential loan originations have generally been sold on the secondary market at a gain and not retained on balance sheet.

Total deposits decreased by $19,648 from $465,076 at December 31, 2010 to $445,428 at December 31, 2011. This change is mainly attributed to the planned reduction in non-core CDARS deposits and having less reliance on large public fund depositors. The funding of this run-off mainly came from the reduction in the Corporation's loan portfolios. The Corporation did experience a slight increase in non-interest bearing deposits as it focused on both customer retention coupled with aggressive marketing.

Comparison of Results of Operations for the Years Ended December 31, 2011 and December 31, 2010

Net Loss – The net loss for 2011 totaled $2,738 compared to a net loss for 2010 of $12,330. The basic and diluted loss per share totaled $0.74 for 2011 versus the basic and diluted loss per share of $3.32 for 2010. The Corporation's decreased net loss is mainly attributed to decreased provision expense for probable loan losses in 2011 compared to 2010. Additionally, expenses related to administer and manage loan workout situations continue at an elevated level.

Net Interest Income – During 2011 the interest rate environment allowed management to re-price liabilities to effectively increase the Corporation's margin. However, due to the planned contraction of the balance sheet overall levels of earning assets were lower in 2011 compared to 2010. The lower level of earning assets is the main reason that net interest income of $17,619 was lower than the $21,193 recognized in 2010.

Deposit pricing opportunities allowed the cost of deposits to remain adequate at 62 basis points at year-end 2011 compared to 61 basis points at year-end 2010. The Bank has improved its deposit mix as balances in low cost or no cost deposits increased slightly, while time deposits, which typically carry the highest costs, declined significantly. Loan yields also declined, but at a lower percentage change than overall deposit costs.
As a result of these shifts in the components of interest-earning assets and interest-bearing liabilities, as well as movements in market interest rates, DCB's net interest margin, which is calculated by dividing net interest income by average interest-earning assets, decreased to 3.39% in 2011 from 3.58% in 2010. Management continues to offer deposit specials on certain products in order to ensure an adequate level of liquidity. These special rates normally have a negative impact on the overall net interest margin. If special deposit rates above the Corporation's normal rates continue to be offered, it is likely that net interest margin and effectively net interest income could be negatively affected.

Noninterest Income – Total noninterest income increased to $6,358 in 2011 from $6,115 in 2010. The increase is mainly attributed to reduced losses on held to maturity securities and increased gains on the sale of other securities. Other components of noninterest income were generally stable. During 2011 the Corporation sold securities and recognized $957 of gains related to these transactions as compared to $301 in gains for 2010. Additionally in 2011, the Corporation recognized $515 of losses related to the write downs of OREO property associated with quarterly re-evaluations, resulting in an overall loss of $363 for the year on the sale of OREO and other assets, compared to $813 gain recorded in 2010. Gain on sale of loans went from $401 in 2010 to $77 in 2011.

Other noninterest revenue transactions were stable during 2011. However, due to changing regulations, noninterest revenue could be impacted in future periods by legislation contained in the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted into law on July 21, 2010, which would likely limit the amount of revenue generated on electronic banking and non-sufficient check transactions processed by the Bank.

Noninterest Expense – Total noninterest expense decreased to $21,292 for the year ended December 31, 2011 compared to $23,488 in 2010. As previously noted, the decrease is mainly attributed to the decrease in consulting, legal and other expenses associated with the workout loan processes. This includes costs associated with holding repossessed property including management fees, utilities and real estate taxes. Additionally, the Corporation recognized $242 of current year expense related to a voluntary early retirement program offered to select employees. Though this increased expenses in 2011, it is expected the overall salary and benefit cost run-rates will be lower in 2012.

Provision Expense – Provision expense for 2011 was $5,436 compared to $11,040 in 2010. The decrease in provision was mainly attributed to decreased probable losses expected to be incurred on its commercial and commercial real estate portfolios. Net charge-offs for 2011 were $8,099, compared to $9,272 of charge-offs during 2010, a decrease of 12.6%. The allowance for loan losses decreased to 2.66% of total loans at year-end 2011, compared to 2.88% at year-end 2010.

Delinquencies greater than 30 days compared to total loans at year-end 2011 were 2.24% compared to 4.01% at year-end 2010. Nonaccrual loans decreased to $9,576 at year-end 2011 from $16,567 at year-end 2010. The decrease in nonaccruals is mainly attributed to aggressive workout strategies employed by the Corporation.

The provision for loan losses represents the charge to income necessary to adjust the allowance for loan losses to an amount that represents management's assessment of the losses known and inherent in the Bank's loan portfolio. All lending activity contains associated risks of loan losses and the Bank recognizes these credit risks as a necessary element of its business activity. To assist in identifying potential loan losses, the Bank maintains a credit administration function that regularly evaluates lending relationships as well as overall loan portfolio conditions. One of the primary objectives of this credit administration function is to make recommendations to management as to both specific and overall portfolio loss allowances. Management further evaluates these allowance levels through an ongoing rigorous credit quality process, which in addition to evaluating the current credit quality of the lending portfolios, examines other economic indicators and trends, which could affect the overall loss rates associated with the loan portfolios.

Management will continue to monitor the credit quality of the loan portfolio and may recognize additional provision expense in the future if needed to maintain the allowance for loan losses at an appropriate level. Management will continue to focus on activities related to monitoring, collection and workout of delinquent loans. In addition, management will continue to monitor exposure related to industry segments, in order to adequately diversify the loan portfolio.

Comparison of Results of Operations for the Years Ended December 31, 2010 and December 31, 2009

Net Loss – The net loss for 2010 totaled $12,330 compared to a net loss for 2009 of $4,200. The basic and diluted loss per share totaled $3.32 for 2010 versus the basic and diluted loss per share of $1.13 for 2009. The Corporation's increased net loss is mainly attributed to increased provision expense in 2010 compared to 2009 for probable loan losses, and the recognition of a full allowance of $8.08 million on its deferred tax position. Additionally, there continued to be higher than normal expenses due to the increased resources need to administer and manage loan workout situations. The Bank also recognized impairment on two trust preferred securities, which were written down by $1,302 in 2010.

Net Interest Income – During 2010 the interest rate environment allowed management to re-price liabilities to effectively increase the Corporation's margin. However, due to the planned contraction of the balance sheet overall levels of earning assets were lower in 2010 compared to 2009. The lower level of earning assets is the main reason that net interest income of $21,193 was lower than the $21,783 recognized in 2009.

Deposit pricing opportunities allowed the cost of deposits to decline to approximately 61 basis points at year-end 2010 compared to 93 basis points at year-end 2009. The Bank has improved its deposit mix as balances in low cost or no cost deposits increased slightly, while time deposits, which typically carry the highest costs, declined significantly. Loan yields also declined, but at a lower percentage change than overall deposit costs.

As a result of these shifts in the components of interest-earning assets and interest-bearing liabilities, as well as movements in market interest rates, DCB's net interest margin, which is calculated by dividing net interest income by average interest-earning assets, increased to 3.58% in 2010 from 3.38% in 2009. Despite the improvements in margin, Management continues to offer deposit specials on certain products in order to ensure an adequate level of liquidity. These special rates normally have a negative impact on the overall net interest margin. If special deposit rates above the Corporation's normal rates continue to be offered, it is likely that net interest margin and effectively net interest income could be negatively affected.

Noninterest Income – Total noninterest income increased to $6,115 in 2010 from $3,219 in 2009. The increase is mainly attributed to reduced losses on held to maturity securities and increased gains on the sale of other securities. Additionally, there were pre-payment penalties incurred on the early retirement of FHLB debt in 2009 that did not occur in 2010. Other components of noninterest income were generally stable. Other noninterest revenue transactions were stable during 2010. However, due to changing regulations, noninterest revenue could be impacted in future periods by legislation contained in the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted into law on July 21, 2010, which would likely limit the amount of revenue generated on electronic banking and non-sufficient check transactions processed by the Bank.

Noninterest Expense – Total noninterest expense increased to $23,488 for the year ended December 31, 2010 compared to $22,989 in 2009. As previously noted, the increase is mainly attributed to the increase in consulting, legal and other expenses associated with the workout loan processes. This includes additional costs associated with holding repossessed property including management fees, utilities and real estate taxes. Additionally, the Corporation recognized $154 of current year expense related to a voluntary early retirement program offered to select employees. Though this increased expenses in 2010, it is expected the overall salary and benefit cost run-rates will be lower in 2011.

Provision Expense – Provision expense for 2010 was $11,040 compared to $9,398 in 2009. The slight increase in provision was mainly attributed to increased probable losses expected to be incurred on its commercial and commercial real estate portfolios. The increased provision along with $9,758 of charge-offs during 2010 created an increase in the allowance for loan losses to increase to 2.88% at year-end 2010 compared to 2.14% at year-end 2009.

Delinquencies greater than 30 days compared to total loans at year-end 2010 were 4.01% compared to 3.01% at year-end 2009, but showed an improvement compared to the end of the third-quarter 2010 when delinquencies were 4.14%. Nonaccrual loans increased to $16.6 million at year-end 2010 from $11.3 million from year-end 2009. The increase in nonaccruals is mainly attributed to the decline in performance of the commercial and commercial real estate portfolios.

The provision for loan losses represents the charge to income necessary to adjust the allowance for loan losses to an amount that represents management's assessment of the losses known and inherent in the Bank's loan portfolio. All lending activity contains associated risks of loan losses and the Bank recognizes these credit risks as a necessary element of its business activity. To assist in identifying potential loan losses, the Bank maintains a credit administration function that regularly evaluates lending relationships as well as overall loan portfolio conditions. One of the primary objectives of this credit administration function is to make recommendations to management as to both specific and overall portfolio loss allowances. Management further evaluates these allowance levels through an ongoing rigorous credit quality process, which in addition to evaluating the current credit quality of the lending portfolios, examines other economic indicators and trends, which could affect the overall loss rates associated with the loan portfolios.

Margin Analysis – The following table presents certain information from the Corporation's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years ended December 31, 2011, 2010 and 2009. Such yields and costs are derived by dividing annual income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances, net of the allowance for loan losses. Interest on tax-exempt securities is reported on a historical basis without tax-equivalent adjustment. Interest on tax-exempt securities on a tax-equivalent basis was $485 in 2011, $977 in 2010, and $1,495 in 2009. Average loan balances include nonaccruing loans. Loan income includes cash received on nonaccruing loans.

	Year ended December 31,						
	2011			2010			
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Averag outstand balanc
Interest-earning assets:							
Federal funds sold and other short term	$ 44,298	$ 108	0.24%	$ 33,426	$ 133	0.40%	$ 43,0
Taxable securities	72,031	2,208	3.07	75,836	2,697	3.56	75,0
Tax-exempt securities	7,940	320	4.03	16,608	645	3.88	22,4
Loans (includes nonaccrual loans)	394,765	20,096	5.09	465,983	24,643	5.29	504,8
Total interest-earning assets	519,034	22,732	4.38	591,853	28,118	4.75	645,4
Noninterest-earning assets	43,848			47,403			62,4
Total assets	$ 562,882			$ 639,256			$ 707,8
Interest-bearing liabilities:							
Interest-bearing demand and money market deposits	$ 176,667	$ 405	0.23%	$ 199,457	$ 471	0.24%	$ 198,0
Savings deposits	33,100	49	0.15	33,607	49	0.15	32,8
Certificates of deposit	190,217	2,355	1.24	232,474	3,662	1.58	292,0
Total deposits	399,984	2,809		465,538	4,182		522,9
Borrowed funds	53,825	2,304	4.28	64,647	2,743	4.24	64,2
Total interest-bearing liabilities	453,809	5,113	1.13	530,185	6,925	1.31	587,1
Noninterest-bearing liabilities	72,129			62,251			66,6
Total liabilities	525,938			592,436			653,7
Shareholders' equity	36,944			46,820			54,0
Total liabilities and shareholders' equity	$ 562,882			$ 639,256			$ 707,8
Net interest income; interest rate spread		$ 17,619	3.25%		$ 21,193	3.44%	
Net interest margin (net interest income as a percent of average interest-earning assets)			3.39%			3.58%	
Average interest-earning assets to average interest-bearing liabilities			114.37%			111.63%	

(Dollars in thousands)

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected DCB's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume; (2) changes in rate; and, (3) total changes in rate and volume. The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and change due to rate:

	Year ended December 31,					
	2011 vs. 2010			2010 vs. 2009		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income attributable to:						
Federal funds sold and other short term	$ 45	$ (70)	$ (25)	$ (41)	$ (46)	$ (87)
Taxable securities	(136)	(353)	(489)	35	(585)	(550)
Tax-exempt securities	(337)	12	(325)	(257)	(84)	(341)
Loans	(3,766)	(780)	(4,546)	(2,146)	(1,099)	(3,245)
Total interest income	(4,194)	(1,191)	(5,385)	(2,409)	(1,814)	(4,223)
Interest expense attributable to:						
Interest bearing demand and money market deposits	(54)	(12)	(66)	5	(185)	(180)
Savings deposits	(1)	1	-	1	(6)	(5)
Certificates of deposit	(666)	(641)	(1,307)	(1,352)	(1,610)	(2,962)
Borrowed funds	(456)	18	(438)	(3,228)	2,742	(486)
Total interest expense	(1,177)	(634)	(1,811)	(4,574)	941	(3,633)
Increase (decrease) in net interest income	$ (3,017)	$ (557)	$ (3,574)	$ 2,165	$ (2,755)	$ (590)

Asset and Liability Management and Market Risk

The Asset/Liability Committee ("ALCO") of DCB Financial Corp utilizes a variety of tools to measure and monitor interest rate risk. This is defined as the risk that DCB's financial condition will be adversely affected due to movements in interest rates. To a lesser extent, DCB is also exposed to liquidity risk, or the risk that changes in cash flows could adversely affect its ability to honor its financial obligations. The ALCO committee monitors changes in the interest rate environment, and how these changes affect its lending and deposit rates, liquidity and profitability.

In order to reduce the adverse effect of changing interest rates, the Corporation developed a matched funding program through the FHLB to match longer term commercial and real estate loans with liabilities of similar term and rate structures. Also, the Corporation offered special deposit programs correlated to prevailing asset maturities.

Since income of the Bank is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities, the ALCO committee places great importance on monitoring and controlling interest rate risk. The measurement and analysis of the exposure of DCB's primary operating subsidiary, the Bank, to changes in the interest rate environment are referred to as asset/liability modeling. One method used to analyze DCB's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology.

NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. For example, the asset/liability model that DCB currently employs attempts to measure the change in NPV for a variety of interest rate scenarios, typically for parallel and sustained shifts of +400/-300 basis points in market rates. Presented below is an analysis depicting the changes in DCB's interest rate risk as of December 31, 2011 and December 31, 2010, as measured by changes in NPV for instantaneous and sustained parallel shifts of -100 to +400 basis points in market interest rates. These parallel shifts were used to more accurately represent the current interest rate environment in which the Corporation operates. Certain shortcomings are inherent in this method of analysis presented in the computation of estimated NPV.

As illustrated in the tables, the Bank's balance sheet reacts nominally with respect to changes in overall interest rates. From an overall perspective, the sensitivity in the Bank's balance sheet is somewhat attributed to the relatively short term structure of the liability side of the balance sheet compared to the longer structure of its assets. Though the institution does employ variable loan structures, these structures generally adjust based on annual time frames compared to shorter time frames for liabilities. These risks are offset somewhat by management's use of matched funding principles for longer term loans, where longer term liability structures are used to provide similar cash flow structures. Additionally, as rates rise borrowers are less likely to refinance or payoff loans prior to contractual maturity, which potentially increases the risk that the Bank may hold below market rate loans in a rising rate environment.

The following table depicts the ALCO's most likely interest rate scenarios and their affect on NPV. As depicted below, in a rising rate environment a liability sensitive balance sheet results in a moderate change in NPV. The Corporation operates within the ALCO's interest rate risk limits.

(Dollars in thousands)

Change in Interest Rate (Basis Points)	December 31, 2011 $ Change in NPV	% Change in NPV	NPV Ratio	December 31, 2010 $ Change in NPV	% Change in NPV	NPV Ratio
+400	$ 1,970	4.78%	8.80%	$ (11,714)	(21.61)%	8.06%
+300	2,556	6.21	8.75	(8,447)	(15.58)	8.50
+200	2,472	6.00	8.58	(4,880)	(9.00)	8.96
+100	1,811	4.40	8.29	(1,582)	(2.92)	9.35
Base	-	-	-	-	-	-
-100	(9,463)	(22.98)	5.96	(4,342)	(8.01)	8.57

In a rising interest rate environment, DCB's net interest income can be negatively affected. Moreover, rising interest rates could negatively affect DCB's earnings due to diminished loan demand. The balance sheet has shown improved sensitivity to rising interest rates due to an increased percentage of variable rate assets and an increase in non-interest bearing liabilities compared to December 31, 2010.

As part of its interest rate risk strategy, DCB has attempted to utilize adjustable-rate and short-term-duration loans and investments. DCB intends to limit the addition of unhedged fixed-rate long-duration loans and securities to its portfolio. Certain assets such as adjustable-rate loans have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the portion of adjustable-rate loans in the Corporation's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the case of an increase in interest rates.

Liquidity

Liquidity is the ability of DCB to fund customers' needs for borrowing and deposit withdrawals. The purpose of liquidity management is to assure sufficient cash flow exists to meet all financial commitments and to capitalize on business expansion opportunities. This ability depends on the institution's financial strength, asset quality and types of deposit and investment instruments offered by the Bank to its customers. DCB's principal sources of funds are deposits, loan and securities repayments, maturities of securities, sales of securities available for sale and other funds provided by operations. The Bank also has the ability to obtain funding from other sources including the FHLB, Federal Reserve, and through its other correspondent relationships. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. DCB maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.

(Dollars in thousands)

Cash and cash equivalents increased $5,793, or 17.3%, to $39,314 at year-end 2011 from $33,521 at year-end 2010. Cash and cash equivalents represented 7.5% of total assets at December 31, 2011 compared to 5.9% on December 31, 2010. The Bank has the ability to borrow funds from the Federal Home Loan Bank and has lines with the Federal Reserve Bank of Cleveland in the form of discount window availability and through the Borrower-In-Custody program, should it need to supplement its future liquidity needs in order to meet loan demand or to fund investment opportunities.

In addition to funding maturing deposits and other deposit liabilities, DCB also has off-balance sheet commitments in the form of lines of credit and letters of credit utilized by customers in the normal course of business. Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. These off-balance sheet commitments are not considered to have a major effect on the liquidity position of the Corporation. Further, management believes DCB's liquidity position is adequate based on its stable level of cash equivalents and the stability of its core other funding sources.

Capital Resources

As previously noted, the Corporation's total shareholders' equity decreased $2,715, or 7.3%, between December 31, 2011 and December 31, 2010. The decrease was primarily due to net loss of $2,738 for the year.

Tier 1 capital is shareholders' equity excluding the net unrealized gains or losses included in other comprehensive income and a percentage of mortgage-servicing rights. Total capital includes Tier 1 capital plus the allowance for loan losses, not to exceed 1.25% of risk weighted assets. Risk weighted assets are DCB's total assets after such assets are assessed for risk and assigned a weighting factor based on their inherent risk.

DCB's consolidated ratio of total capital to risk-weighted assets was 10.1% at year-end 2011, while the Tier 1 risk-based consolidated capital ratio was 8.8%. Regulatory minimums call for a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital. DCB's consolidated leverage ratio, defined as Tier 1 capital divided by average assets, was 6.6% at year-end 2011 and exceeded the regulatory minimum for capital adequacy purposes of 4.0%. The Corporation's wholly-owned bank reported a Tier 1 leverage ratio of 6.5% at December 31, 2011.

As previously reported via Form 8-K, the Corporation's wholly-owned bank subsidiary entered into a Consent Agreement with the FDIC which requires that Tier-1 and Total Risk Based Capital percentages reach 9.0% and 13.0% respectively. At year-end 2011, the Bank's capital ratios, as previously noted, were not at these levels.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
DCB Financial Corp
Lewis Center, Ohio

We have audited the accompanying consolidated balance sheets of DCB Financial Corp as of December 31, 2011 and 2010, the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DCB Financial Corp as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, the Corporation's bank subsidiary is not in compliance with revised minimum regulatory capital requirements under a formal regulatory agreement with the banking regulators. Failure to comply with the regulatory agreement may result in additional regulatory enforcement actions.

/s/Plante & Moran PLLC
Columbus, Ohio
March 29, 2012

DCB FINANCIAL CORP
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(Dollars in thousands, except share amounts)

	2011	2010
ASSETS		
Cash and due from financial institutions	$ 11,067	$ 10,024
Interest-bearing deposits	28,247	23,497
Total cash and cash equivalents	39,314	33,521
Securities available for sale	88,113	69,597
Securities held to maturity	1,010	1,313
Total securities	89,123	70,910
Loans held for sale, at lower of cost or fair value	-	753
Loans	359,767	424,864
Less allowance for loan losses	(9,584)	(12,247)
Net loans	350,183	412,617
Real estate owned	4,605	5,284
Investment in FHLB stock	3,799	3,799
Premises and equipment, net	12,107	13,175
Bank-owned life insurance	17,822	17,073
Accrued interest receivable and other assets	5,928	7,973
Total assets	$ 522,881	$ 565,105
LIABILITIES		
Deposits		
Noninterest-bearing	$ 69,674	$ 63,695
Interest-bearing	375,754	401,381
Total deposits	445,428	465,076
Federal funds purchased and other short-term borrowings	-	1,265
Federal Home Loan Bank advances	40,036	58,502
Accrued interest payable and other liabilities	2,718	2,848
Total liabilities	488,182	527,691
SHAREHOLDERS' EQUITY		
Common stock, no par value, 7,500,000 shares authorized, 4,273,908 shares issued	3,785	3,785
Retained earnings	45,145	47,883
Treasury stock, at cost, 556,523 shares	(13,494)	(13,494)
Accumulated other comprehensive loss	(737)	(760)
Total shareholders' equity	34,699	37,414
Total liabilities and shareholders' equity	$ 522,881	$ 565,105

See Accompanying Notes to Consolidated Financial Statements

DCB FINANCIAL CORP
CONSOLIDATED STATEMENTS OF OPERATIONS
Year ended December 31, 2011 and 2010
(Dollars in thousands, except per share amounts)

	2011	2010
Interest and dividend income		
Loans	$ 20,096	$ 24,643
Taxable securities	2,208	2,697
Tax-exempt securities	320	645
Federal funds sold and other	108	133
Total interest income	22,732	28,118
Interest expense		
Deposits	2,809	4,182
Borrowings	2,304	2,743
Total interest expense	5,113	6,925
Net interest income	17,619	21,193
Provision for loan losses	5,436	11,040
Net interest income after provision for loan losses	12,183	10,153
Noninterest income		
Service charges on deposit accounts	2,724	2,726
Trust department income	855	960
Gain on sale of securities	957	301
Gain (loss) on sale of assets	(363)	813
Gain on sale of loans	77	401
Treasury management fees	345	417
Data processing servicing fees	506	606
Earnings on bank owned life insurance	749	747
Total other-than-temporary impairment losses	(75)	(487)
Portion of loss recognized in other comprehensive income (before taxes)	(17)	(815)
Net impairment losses recognized in income	(92)	(1,302)
Other	600	446
Total noninterest income	6,358	6,115

(Dollars in thousands)

Noninterest expense		
Salaries and employee benefits	9,710	10,285
Occupancy and equipment	3,837	4,037
Professional services	1,517	1,908
Advertising	348	412
Postage, freight and courier	282	356
Supplies	185	261
State franchise taxes	463	615
Federal deposit insurance premiums	1,424	1,460
Other	3,526	4,154
Total noninterest expense	21,292	23,488
Loss before income tax	(2,751)	(7,220)
Income tax expense (benefit)	(13)	5,110
Net loss	$ (2,738)	$ (12,330)
Basic loss per common share	$ (0.74)	$ (3.32)
Diluted loss per common share	$ (0.74)	$ (3.32)

See Accompanying Notes to Consolidated Financial Statements

DCB FINANCIAL CORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2011 and 2010
(Dollars in thousands, except per share amounts)

	2011	2010
Net loss	$ (2,738)	$ (12,330)
Unrealized gains on securities available-for-sale, net of related taxes of $410 and $15 in 2011 and 2010, respectively	794	30
Net unrealized gains (losses) on securities held-to-maturity for which a portion of an other-than-temporary impairment has been recognized in income, net of taxes of $118 and $277 in 2011 and 2010, respectively	(229)	538
Amortization of unrealized losses on held-to-maturity securities, net of taxes of $46 and $16 in 2011 and 2010, respectively	90	32
Reclassification adjustment for realized gains included in net income, net of taxes of $325 and $102 in 2011 and 2010, respectively	(632)	(199)
Comprehensive loss	$ (2,715)	$ (11,929)

See Accompanying Notes to Consolidated Financial Statements

DCB FINANCIAL CORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year ended December 31, 2011 and 2010

(Dollars in thousands, except per share amounts)

	Common Stock	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2009	3,785	60,213	(13,494)	(1,161)	49,343
Net loss	-	(12,330)	-	-	(12,330)
Unrealized losses on securities designated as available-for-sale, net of realized gains and tax effects	-	-	-	(169)	(169)
Increase in noncredit related losses on securities designated as held-to-maturity, net	-	-	-	570	570
Balance at December 31, 2010	$ 3,785	$ 47,883	$ (13,494)	$ (760)	$ 37,414
Net loss	-	(2,738)	-	-	(2,738)
Unrealized gains on securities designated as available-for-sale, net of realized gains and tax effects	-	-	-	162	162
Reduction of noncredit related losses on securities designated as held-to-maturity, net	-	-	-	(139)	(139)
Balance at December 31, 2011	$ 3,785	$ 45,145	$ (13,494)	$ (737)	$ 34,699

See Accompanying Notes to Consolidated Financial Statements

DCB FINANCIAL CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, 2011 and 2010
(Dollars in thousands)

	2011	2010
Cash flows from operating activities		
Net loss	$ (2,738)	$ (12,330)
Adjustments to reconcile loss to net cash provided by operating activities		
Depreciation	1,236	1,571
Provision for loan losses	5,436	11,040
Deferred income taxes	(13)	5,110
Gain on sale of securities	(957)	(301)
Gain on sale of loans	(77)	(401)
(Gain) loss on sale of assets	363	(813)
Stock option plan expense	90	33
Premium amortization on securities, net	501	676
Other-than-temporary impairment loss	92	1,302
Loans originated for sale in the secondary market	(4,509)	(23,752)
Proceeds from sale of loans	5,339	25,842
Earnings on bank owned life insurance	(749)	(747)
Net changes in other assets and other liabilities	1,785	2,800
Net cash provided by operating activities	5,799	10,030
Cash flows from investing activities		
Securities		
Purchases	(61,537)	(25,199)
Sales, maturities, principal payments, and calls	43,723	49,175
Net change in loans	55,047	51,859
Proceeds from sale of real estate owned	2,308	3,224
Investment in unconsolidated affiliates	-	2,061
Premises and equipment expenditures	(168)	(311)
Net cash provided by investing activities	39,373	80,809
Cash flows from financing activities		
Net change in deposits	(19,648)	(92,379)
Net change in federal funds purchased and other short-term borrowings	(1,265)	(1,746)
Repayment of Federal Home Loan Bank advances	(18,466)	(4,646)
Net cash used in financing activities	(39,379)	(98,771)
Net change in cash and cash equivalents	5,793	(7,932)
Cash and cash equivalents at beginning of year	33,521	41,453
Cash and cash equivalents at end of year	$ 39,314	$ 33,521

See Accompanying Notes to Consolidated Financial Statements

DCB FINANCIAL CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, 2011 and 2010
(Dollars in thousands)

		2011		2010
Supplemental disclosure of cash flow information				
Cash paid during the year for:				
Interest on deposits and borrowings	$	5,116	$	7,221
Income taxes	$	-	$	-
Supplemental disclosure of non cash investing and financing activities:				
Transfers from loans to real estate owned	$	1,951	$	3,487

See Accompanying Notes to Consolidated Financial Statement

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of DCB Financial Corp ("DCB") and its wholly-owned subsidiaries, The Delaware County Bank and Trust Company (the "Bank"), DCB Title Services LLC, Datatasx LLC, DCB Insurance Services, Inc., and ORECO (collectively referred to hereinafter as the "Corporation"). All intercompany transactions and balances have been eliminated in the consolidated financial statements.

Nature of Operations: The Corporation provides financial services through its 14 banking locations in Delaware, Franklin and Union Counties, Ohio. Its primary deposit products are checking, savings, and term certificate accounts and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. The Bank also operates a trust department and engages in other personal wealth management activities.

Business Segments: While DCB's management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of DCB's operations are considered by management to be aggregated in one operating segment.

Use of Estimates: To prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses, fair value of financial instruments, determination of other-than-temporary impairment, status of contingencies and deferred tax asset valuation are particularly subject to change.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, federal funds sold and deposits with other financial institutions with original maturities of less than ninety days. Net cash flows are reported for customer loan and deposit transactions, federal funds purchased and other short-term borrowings.

Securities: Securities classified as held-to-maturity are carried at adjusted amortized cost when management has the positive intent and ability to hold them to maturity. Securities classified as available-for-sale might be sold before maturity. Securities classified as available-for-sale are carried at fair value, with unrealized holding gains and losses excluded from earnings and reported as a component of other comprehensive income. Realized gains and losses on sale of securities are recognized using the specific identification method. The Corporation does not engage in securities trading activities.

Interest income includes premium amortization and accretion of discounts on securities. Effective April 1, 2009, the Corporation adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment (ASC 320-10). When the Corporation does not intend to sell a debt security, and it is more likely than not, the Corporation will not have to sell the security before recovery of its cost basis, it recognizes the

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

As a result of this guidance, the Corporation's consolidated statement of operations beginning on December 31, 2009, reflects the impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Corporation intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

Management considers, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, unamortized deferred loan fees and costs and the allowance for loan losses.

Interest income is accrued based on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual status are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable but unconfirmed credit losses, increased by the provision for loan losses and decreased by charge-offs net of recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the required allowance balance based on past loan loss experience, augmented by additional estimates related to the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors.

The allowance consists of both specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the collateral value, or value of expected discounted cash flows of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected loss given default derived from the Bank's internal risk rating process. Management utilizes historical loss rates in the calculation by applying weights, so that the most recent data bears a larger impact on future loss rate calculations. Management has the ability to adjust these loss rates by utilizing risk ratings based on current period trends. If current period trends differ either positively or negatively from the given weighted historical loss rates, adjustments can be made. The risk ratings either increase the expected loss rates, or decrease the expected loss rates, depending on the variance on actual versus historical trends. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risking rating data.

A loan is impaired when full payment of interest and principal under the original contractual loan terms is not expected. Commercial and industrial loans, commercial real estate, including construction and land development, and multi-family real estate loans are individually evaluated for impairment. If a loan is impaired, the loan amount exceeding fair value, based on the most current information available is reserved. Management has developed a process by which commercial and commercial real estate loans receiving an internal grade of substandard or doubtful are individually evaluated for impairment through a loan quality review (LQR). The LQR details the various attributes of the relationship and collateral and determines based on the most recent available information if a specific reserve needs to be applied and at what level. The LQR process for all loans meeting the specific review criteria is completed on a quarterly basis. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, such loans are not separately identified for impairment disclosures.

Management utilizes historical loss information and various economic data to enhance the process for determining the allowance for loan losses. Typically, three years of historical loss data is accumulated by portfolio type and weighted to the extent that the most recent loss results bear a larger impact on the future loss expectations. These historical loss calculations, can be adjusted on a quarterly basis if trends begin to emerge that indicate actual loss rates differ, either positively or negatively, from historical trends. Economic data plays a minor role in the loan loss calculation, but is considered. Typically, the primary economic data that Management considers is the

(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

unemployment rate; however, inflationary pressures, and real estate activity and pricing trends are also taken into consideration.

Management also utilizes its assessment of general economic conditions, and other localized economic data to more fully support its loan loss estimates. General economic data may include: inflation rates, savings rates and national unemployment rates. Local data may include: unemployment rates; housing starts; real estate valuations; and other economic data specific to the Corporation's market area. Though not specific to individual loans, these economic trends can have an impact on portfolio performance as a whole.

The allowance for loan losses is a valuation allowance for probable but unconfirmed credit losses, increased by the provision for loan losses and decreased by charge-offs net of recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Uncollectability is usually determined based on a pre-determined number of days in the case of consumer loans, or, in the case of commercial loans, is based on delinquency, collateral and other legal considerations. Consumer loans are charged-off prior to 120 days of delinquency, but could be charged off earlier, depending on the individual circumstances. Mortgage loans are charged down prior to 180 days of delinquency, but could be charged off sooner, again, depending upon individual circumstance. Typically, loans collateralized by consumer real estate are partially charged down to the estimated liquidation value, which is generally based on appraisal less costs to hold and liquidate. Commercial and commercial real estate loans are evaluated for impairment and typically reserved based on the results of the analysis, then subsequently charged down to a recoverable value when loan repayment is deemed to be collateral dependent. Both consumer and commercial loans can be partially charged down depending on a number of factors including: the remaining strength of the borrow and guarantor; the type and value of the collateral, and the ease of liquidating collateral; and whether or not collateral is brought onto the bank's balance sheet via repossession. In the case of commercial and commercial real estate loan charge-off, partial or whole, takes place when Management determines that full collectability of principal balance is unlikely to occur. Subsequent recoveries, if any, are credited to the allowance. Management's policies for determining impairment, reserves and charge-offs are reviewed and approved by the Board of Directors on an annual basis, and were not materially changed in 2011. Management estimates the required allowance balance based on past loan loss experience, augmented by additional estimates related to the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors.

Concentrations of Credit Risk: The Bank grants commercial, real estate and consumer loans primarily in Delaware County, and the surrounding counties. Loans for commercial real estate, agricultural, construction and land development purposes comprise 36.2% of total loans at December 31, 2011. Loans for commercial purposes comprise 35.1% of loans, and include loans secured by business assets and agricultural loans. Loans for residential real estate purposes, including home equity loans, aggregate to 23.3% of loans. Loans for consumer purposes are primarily secured by consumer assets and represent 5.4% of total loans.

At December 31, 2010 loans for commercial real estate, agricultural, construction and land development purposes comprise 35.9% of total loans at December 31, 2010. Loans for commercial purposes comprise 36.6% of loans, and

(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

include loans secured by business assets and agricultural loans. Loans for residential real estate purposes, including home equity loans, aggregate to 22.0% of loans. Loans for consumer purposes are primarily secured by consumer assets and represent 5.5% of total loans.

Investment in Federal Home Loan Bank Stock: The Corporation is required as a condition of membership in the Federal Home Loan Bank of Cincinnati ("FHLB") to maintain an investment in FHLB common stock. The stock is redeemable at par and, therefore, its cost is equivalent to its redemption value. The Corporation's ability to redeem FHLB shares is dependent on the redemption practices of the FHLB. At December 31, 2011, the FHLB placed no restrictions on redemption of shares in excess of a member's required investment in the stock. The stock is carried at cost and evaluated for impairment.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives, estimated to be 7 to 39 years for buildings, improvements and leasehold improvements. The Corporation generally uses three to five years for the useful lives of furniture, fixtures, and equipment, using the straight line method, depending on the nature of the asset. Premises and equipment are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed and major improvements are capitalized.

Foreclosed Assets: Assets acquired through foreclosure are initially recorded at the lower of cost or fair value less selling costs when acquired. If fair value declines below the recorded amount, a valuation allowance is recorded through expense. The Corporation generally evaluates fair market values of foreclosed assets on a quarterly basis, and adjusts accordingly. Holding costs after acquisition are expensed as incurred; however, construction costs to improve a property's value may be capitalized as part of the asset value.

Servicing Assets: Servicing assets represent the allocated value of retained servicing on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates, and then secondarily as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. Loans serviced for others totaled $6,844 and $8,165 at December 31, 2011 and 2010, respectively. The Corporation had net servicing assets of $16 and $21 at December 31, 2011 and 2010, respectively.

Bank Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the lower of its cash surrender value or its net redemption value.

Investment in Unconsolidated Affiliates: At December 31, 2011 and 2010, the Corporation did not carry any investments in unconsolidated affiliates on its balance sheet. The Corporation sold investments in two unconsolidated affiliates during 2010.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes: The Corporation accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Corporation determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance, if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment. The Corporation recognizes interest and penalties on income taxes, if applicable, as a component of income tax expense. The Corporation files consolidated income tax returns with its subsidiaries.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings (Loss) Per Common Share: Basic earnings (loss) per common share is net income (loss) divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are computed including the dilutive effect of additional potential common shares issuable under stock options. Diluted earnings (loss) per share are not computed for periods in which an operating loss is sustained.

(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The computation of earnings (loss) per share is based upon the following weighted-average shares outstanding for the years ended December 31:

	2011	2010
Weighted-average common shares outstanding (basic)	3,717,385	3,717,385
Dilutive effect of assumed exercise of stock options	-	-
Weighted-average common shares outstanding (diluted)	3,717,385	3,717,385

Stock Option Plan: The Corporation's shareholders approved an employee share option Plan (the "Plan") in May 2004. This Plan grants certain employees the right to purchase shares at a predetermined price. The Plan is limited to 300,000 shares. The shares granted to employees vest 20% per year over a five year period. The options expire after ten years. During the year ended December 31, 2011, options for 500 shares were granted to employees under the Plan, at a weighted average exercise price of $3.35; however, these options were subsequently forfeited during the year and no expense was recognized. At December 31, 2011, 103,757 shares were exercisable and 83,821 shares were available for grant under this Plan.

The Corporation recognizes compensation cost for unvested equity-based awards based on their grant-date fair value. The fair value of each option was estimated on the date of grant using the modified Black-Scholes options pricing model with weighted-average assumptions used for grants: dividend yield, expected volatility, risk-free interest rates, and contractual lives of 10 years for each grant. At December 31, 2011, outstanding options had no intrinsic value as the current share price of the options was greater than the market price.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date.

(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Corporation recorded $40 and $33 in compensation cost for equity-based awards that vested during the years ended December 31, 2011 and 2010, respectively. The Corporation has $79 of total unrecognized compensation cost related to non-vested equity-based awards granted under its stock option plan as of December 31, 2011, which is expected to be recognized over a period of 3.2 years. A summary of the status of the Corporation's stock option plan as of December 31, 2011, and changes during the year is presented below:

	Year Ended December 31, 2011			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at beginning of year	285,806	$ 11.87	8.6 years	$ -
Granted	500	3.35	-	-
Forfeited	(70,127)	9.40	-	-
Outstanding at end of year	216,179	$ 12.44	7.1 years	$ -
Options exercisable at year end	103,757	$ 18.22		$ -
Weighted-average fair value of options granted during the year		$ 0.00		$ -

The following table depicts nonvested shares at December 31, 2011.

	Nonvested Shares
Nonvested at January 1, 2011	204,006
Granted	500
Vested	(49,535)
Forfeited or expired	(42,549)
Nonvested at December 31, 2011	112,422

The following information applies to options outstanding at December 31, 2011:

Number Outstanding	Range Of Exercise Prices
59,345	$23.00 - $30.70
32,986	$14.15 - $16.90
29,686	$7.50 - $ 9.00
94,162	$3.35 - $3.50

(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), net of applicable income tax effects. Other comprehensive income (loss) includes unrealized appreciation (depreciation) on available-for-sale securities, unrealized appreciation (depreciation) on available-for-sale securities for which a portion of an other-than-temporary impairment has been recognized in income and unrealized appreciation (depreciation) on held-to-maturity securities for which a portion of an other-than-temporary impairment has been recognized in income.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,000 was required to meet regulatory clearing balance requirements at December 31, 2011 and 2010. The regulatory clearing balances maintained do not earn interest, but do provide an earnings credit used to offset transaction fees. Other deposits at the Federal Reserve Bank above the clearing balance requirements earn interest at an overnight right, and are not restricted. In addition, approximately $1,080 is held in another institution and is under the control of a third party due to a contractual agreement.

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to DCB or by DCB to shareholders. Due to limitations imposed by regulators for DCB Financial Corp and the Bank, both entities are required to receive regulatory approval prior to paying dividends.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or market conditions could significantly affect the estimates.

Advertising and Marketing: Advertising and other marketing costs are expensed as incurred.

Reclassification: Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the 2011 and 2010 presentations. These reclassifications had no effect on net income for any period presented.

New Accounting Pronouncements: FASB ASU 2011-02, *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*. In April 2011, the FASB issued ASU 2011-02, which provides additional guidance to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this update are effective for the Corporation beginning in the quarter ended September 30, 2011 and are to be applied retrospectively to January 1, 2011. In addition, the modification disclosures described in ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which were subsequently deferred by ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings*, are effective on a prospective basis beginning in the quarter ended September 30, 2011. The adoption of ASU 2011-02 did not have a material impact on the consolidated financial statements.

(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FASB ASU 2011-04, Fair Value Measurement (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU represents the converged guidance of the FASB and the IASB (the "Boards") on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the Codification in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The impact of adoption of this ASU is not expected to be material.

FASB ASU 2011-05, *Presentation of Comprehensive Income*. In June 2011, the FASB issued ASU 2011-05, which provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income, along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This update should be applied retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

As the Corporation currently reports comprehensive income in two separate but consecutive statements with all of the components required by ASU 2011-05, the adoption of this guidance will not have an impact on the consolidated financial statements.

(Dollars in thousands)

NOTE 2 – SECURITIES

The amortized cost and approximate fair value of available-for-sale securities, together with gross unrealized gains and losses, were as follows at December 31, 2011:

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$ 35,393	$ 439	$ (24)	$ 35,808
State and municipal obligations	15,497	548	(50)	15,995
Corporate bonds	1,854	-	(17)	1,837
Mortgage-backed securities	33,478	1,021	(26)	34,473
Total	$ 86,222	$ 2,008	$ (117)	$ 88,113

The amortized cost and estimated fair values of securities held-to-maturity at December 31, 2011 were as follows:

	Adjusted Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Collateralized Debt Obligations	$ 1,010	$ 350	$ 1,360

The amortized cost and approximate fair value of available-for-sale securities, together with gross unrealized gains and losses, were as follows at December 31, 2010:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$ 29,510	$ 599	$ (123)	$ 29,986
State and municipal obligations	12,153	193	(84)	12,262
Mortgage-backed securities	26,290	1,059	-	27,349
Total	$ 67,953	$ 1,851	$ (207)	$ 69,597

The amortized cost and estimated fair values of securities held-to-maturity at December 31, 2010 were as follows:

	Adjusted Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Collateralized debt obligations	$ 1,313	$ 367	$ 1,680

(Dollars in thousands)

NOTE 2 – SECURITIES (continued)

Credit Losses Recognized on Investments

The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income for the years ended December 31, 2011 and 2010.

	Accumulated Credit Losses 2011	Accumulated Credit Losses 2010
Credit losses on debt securities held to maturity		
Beginning of period	$ 3,923	$ 2,621
Additions related to other-than-temporary losses not previously recognized	92	1,302
Reductions due to sales	-	-
Reductions due to change in intent or likelihood of sale	-	-
Additions related to increases in previously recognized other-than-temporary losses	-	-
Reductions due to increases in expected cash flows	-	-
End of period	$ 4,015	$ 3,923

The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010:

2011

Description of Securities	(Less than 12 months) Number of investments	Fair value	Unrealized losses	(12 months or longer) Number of investments	Fair value	Unrealized losses	Total Number of investments	Fair value	Total Unrealized losses
U.S. Government and agency obligations	5	$ 5,498	$ (24)	-	$ -	$ -	5	$ 5,498	$ (24)
State and municipal obligations	11	4,516	(50)	-	-	-	11	4,516	(50)
Corporate bonds	3	1,562	(17)	-	-	-	3	1,562	(17)
Mortgage-backed securities and other	5	5,435	(26)	-	-	-	5	5,435	(26)
Total securities	24	$ 17,011	$ (117)	-	$ -	$ -	24	$ 17,011	$ (117)

(Dollars in thousands)

NOTE 2 – SECURITIES (continued)

2010

Description of Securities	(Less than 12 months) Number of investments	Fair value	Unrealized losses	(12 months or longer) Number of investments	Fair value	Unrealized losses	Total Number of investments	Fair value	Total Unrealized losses
U.S. Government and agency obligations	10	$ 9,904	$ (123)	-	$ -	$ -	10	$ 9,904	$ (123)
State and municipal obligations	9	3,575	(84)	-	-	-	9	3,575	(84)
Total securities	19	$ 13,479	$ (207)	-	$ -	$ -	19	$ 13,479	$ (207)

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. These declines primarily resulted from changes in market interest rates and failure of certain investments to maintain consistent credit quality ratings. Should the impairment of any of these securities become other-than-temporary, the unrealized losses will be recorded to operations in the period the determination of other-than-temporary impairment is made.

The unrealized losses on the Corporation's investments in U.S. Government and agency obligations, corporate bonds, state and political subdivision obligations, and mortgage-backed securities were caused primarily by changes in interest rates. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Corporation does not intend to sell the investments and it is not more likely than not the Corporation will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Corporation does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

Substantially all mortgage-backed securities are backed by pools of mortgages that are insured or guaranteed by the Federal National Mortgage Association ("FNMA"), the Government National Mortgage Association ("GNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").

The Corporation's unrealized loss on investments in collateralized debt obligations relates to an original aggregate $8,000 investment in pooled trust securities. The unrealized loss was primarily caused by (a) decrease in performance and regulatory capital resulting from exposure to subprime mortgages and (b) sector downgrade by industry analysts. The Corporation currently expects the obligations to be settled at a price less than the amortized cost basis of the investments (that is, the Corporation expects to recover less than the entire amortized cost basis of the security). The Corporation has recognized a loss equal to the credit loss, establishing a new, and lower amortized cost basis. The credit loss was calculated by comparing expected discounted cash flows based on

(Dollars in thousands)

NOTE 2 – SECURITIES (continued)

performance indicators of the underlying assets in the security to the carrying value of the investment. Because the Corporation does not intend to sell the investment and it is not more likely than not the Corporation will be required to sell the investment before recovery of its new, lower amortized cost basis, which may be maturity, it does not consider the remainder of the investment in the securities to be other-than-temporarily impaired at December 31, 2011.

At December 31, 2011, the $8,000 original investment in pooled trust securities was being carried by the Corporation at $1,010. Based on the current carrying value, those pooled trust securities are 2.91% of total shareholders' equity. There are no securities from the same issuer, besides agency investments, greater than 10% of total equity at December 31, 2011.

The amortized cost and estimated fair value of debt securities, including securities held-to-maturity, at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities are shown separately since they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due in one year or less	$ 557	$ 571
Due from one to five years	20,546	20,656
Due from five to ten years	22,586	23,108
Due after ten years	9,055	9,305
Mortgage-backed securities	33,478	34,473
Total debt securities	86,222	88,113
Other securities	1,010	1,360
Total	$ 87,732	$ 89,473

Sales of investment securities during the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Proceeds from investments sales	$ 12,359	$ 15,764
Gross gains on investment sales	$ 957	$ 446
Gross losses on investment sales	$ -	$ 145

Securities with a carrying amount of $80,771 and $67,952 at December 31, 2011 and 2010, respectively, were pledged to secure public deposits and other obligations.

(Dollars in thousands)

NOTE 3 – LOANS

At December 31, 2011 and 2010, loans were comprised of the following:

	2011	2010
Commercial and industrial	$ 126,225	$ 155,410
Commercial real estate	129,958	152,374
Residential real estate and home equity	83,814	93,646
Consumer and credit card	19,770	23,411
	359,767	424,841
Add: Net deferred loan origination fees/costs	-	23
Total loans receivable	$ 359,767	$ 424,864

Loans to principal officers, directors, and their related affiliates during 2011 and 2010 in the normal course of business were as follows.

	2011	2010
Balance at beginning of year	$ 716	$ 7,988
New loans	-	1
Repayments	(78)	(7,273)
Balance at end of year	$ 638	$ 716

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY

Allowance for Credit Losses

The Corporation's methodology for estimating probable future losses on loans utilizes a combination of probability of loss by loan grade and loss given defaults for its portfolios. The probability of default is based on both market data from a third-party independent source and actual historical default rates within the Corporation's portfolio. The loss rates are based on three-year historical trends weighted so that recent years data has more impact on the calculation. This methodology recognizes trends in portfolio behavior while allowing for reasonable loss ratios on which to estimate allowance calculations.

Further, the process for estimating probable loan losses is divided into reviewing impaired loans on an individual basis for probable losses and, as noted above, calculating probably future losses based on historical and market data for homogenous loan portfolios. As the Corporation's troubled loan portfolios have been reduced through charge-off, the remaining loan portfolios possess better overall credit characteristics, and based on the Corporation's methodology require lower rates of reserving than historical levels.

The table below presents allowance for credit losses by loan portfolio. As presented within this note, commercial real estate includes real estate construction and land development loans.

at December 31, 2011

	Consumer and Credit Card	Commercial and Industrial	Commercial Real Estate	Residential Real Estate and Home Equity	Total
Beginning Balance	$ 796	$ 4,174	$ 6,786	$ 491	$ 12,247
Charge Offs	(567)	(2,034)	(5,562)	(278)	(8,441)
Recoveries	247	58	27	10	342
Provision	(51)	(246)	5,665	68	5,436
Ending Balance	$ 425	$ 1,952	$ 6,916	$ 291	$ 9,584
Individually evaluated for impairment	$ -	$ 345	$ 5,748	$ -	$ 6,093
Collectively evaluated for impairment	425	1,607	1,168	291	3,491
Ending Balance	$ 425	$ 1,952	$ 6,916	$ 291	$ 9,584
Financing Receivables					
Individually evaluated for impairment	$ -	$ 12,620	$ 31,416	$ -	$ 44,036
Collectively evaluated for impairment	19,770	113,605	98,542	83,814	315,731
Total	$ 19,770	$ 126,225	$ 129,958	$ 83,814	$ 359,767

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY (continued)

at December 31, 2010

	Consumer and Credit Card	Commercial and Industrial	Commercial Real Estate	Residential Real Estate and Home Equity	Total
Beginning Balance	$ 874	$ 2,476	$ 6,817	$ 312	$ 10,479
Charge Offs	(824)	(2,261)	(6,175)	(498)	(9,758)
Recoveries	200	270	4	12	486
Provision	546	3,689	6,140	665	11,040
Ending Balance	$ 796	$ 4,174	$ 6,786	$ 491	$ 12,247
Individually evaluated for impairment	$ -	$ 2,812	$ 5,158	$ -	$ 7,970
Collectively evaluated for impairment	796	1,362	1,628	491	4,277
Ending Balance	$ 796	$ 4,174	$ 6,786	$ 491	$ 12,247
Financing Receivables					
Individually evaluated for impairment	$ -	$ 18,967	$ 42,104	$ -	$ 61,071
Collectively evaluated for impairment	23,411	136,144	110,270	93,646	363,770
Total	$ 23,411	$ 155,410	$ 152,374	$ 93,646	$ 424,841

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY (continued)

Impaired Loans

A loan is considered impaired when based on current information and events it is probable the Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Generally, commercial and commercial real estate loans with risk grades Substandard, Vulnerable, Doubtful, or Loss, with aggregate relationships greater than $250 are evaluated for impairment.

The following table indicates impaired loans with and without an allocated allowance at December 31, 2011.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded					
Consumer and Credit Card	$ -	$ -	$ -	$ -	$ -
Commercial and Industrial	4,400	5,303	-	4,324	200
Commercial Real Estate	16,061	21,116	-	12,501	663
Residential RE and Home Equity	-	-	-	-	-
With Allowance Recorded					
Consumer and Credit Card	-	-	-	-	-
Commercial and Industrial	8,220	9,647	2,003	10,844	593
Commercial Real Estate	15,355	18,740	4,090	26,399	778
Residential RE and Home Equity	-	-	-	-	-
Total					
Consumer and Credit Card	-	-	-	-	-
Commercial and Industrial	12,620	14,950	2,003	15,168	793
Commercial Real Estate	31,416	39,856	4,090	38,900	1,441
Residential RE and Home Equity	-	-	-	-	-
Total	$44,036	$54,806	$6,093	$54,068	$2,234

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY (continued)

The following table indicates impaired loans with and without an allocated allowance at December 31, 2010.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded					
Consumer and Credit Card	$ -	$ -	$ -	$ -	$ -
Commercial and Industrial	5,615	5,757	-	4,196	295
Commercial Real Estate	17,529	20,855	-	14,597	993
Residential RE and Home Equity	-	-	-	-	-
With Allowance Recorded					
Consumer and Credit Card	-	-	-	-	-
Commercial and Industrial	13,352	15,238	2,812	13,651	741
Commercial Real Estate	24,575	28,823	5,158	25,209	821
Residential RE and Home Equity	-	-	-	-	-
Total					
Consumer and Credit Card	-	-	-	-	-
Commercial and Industrial	18,967	20,995	2,812	17,847	1,036
Commercial Real Estate	42,104	49,678	5,158	39,806	1,814
Residential RE and Home Equity	-	-	-	-	-
Total	$ 61,071	$ 70,673	$ 7,970	$ 57,653	$ 2,850

Included in certain impaired loan categories are troubled debt restructurings that were classified as impaired. At December 31, 2011, the Bank had $1,621 of commercial, $20,540 of commercial real estate, and $58 of consumer that were modified in troubled debt restructurings and performing according to the modified terms.

In addition to these amounts, the Bank had troubled debt restructurings that were impaired and no longer performing in accordance with their modified terms. At year-end 2011 there were $1,310 1-4 family residential, $121 of commercial, and $5,002 of commercial real estate within that category. The allowance for impaired loans is included in the Corporation's overall allowance for loan losses. The provision necessary to increase this allowance is included in the Corporation's overall provision for losses on loans.

During 2011, the Corporation modified $19.1 million of loans that were not troubled debt restructures. This consisted of $5.7 million of commercial loans, $11.8 million of commercial real estate loans and $1.6 million of other loans including consumer and residential loans. These non-troubled debt restructures generally consist of renewals of operating lines of credit, renewals of project development lines of credit and extensions of loans related to real estate.

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY (continued)

During 2010, the Corporation modified $23.2 million of loans that were not troubled debt restructures. This consisted of $5.7 million of commercial loans, $13.6 million of commercial real estate loans and $3.9 million of other loans including consumer and residential loans. These non-troubled debt restructures generally consist of renewals of operating lines of credit, renewals of project development lines of credit and extensions of loans related to real estate.

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Interest income that would have been recognized had nonperforming loans performed in accordance with contractual terms totaled $198 and $894 for years ended December 31, 2011and 2010, respectively. At December 31, 2011 and 2010, management viewed all loans past due and still accruing interest as well-secured and in the process of collection.

Financing receivables on nonaccrual status for the year ending December 31, 2011and 2010 are as follows:

	2011	2010
Consumer and credit card	$ 46	$ 33
Commercial and industrial	2,381	6,043
Commercial real estate	6,698	10,102
Residential real estate and home equity	451	389
Total	$ 9,576	$ 16,567

Credit Quality Indicators
Corporate risk exposure by risk profile was as follows at year-end 2011.

Category	Commercial and Industrial	Commercial Real Estate
Pass-1-4	$ 88,948	$ 90,364
Vulnerable-5	15,265	5,605
Substandard-6	22,012	33,989
Doubtful-7	-	-
Loss-8	-	-
Total	$ 126,225	$ 129,958

NOTE 4 – CREDIT QUALITY (continued)

Corporate risk exposure by risk profile was as follows at year-end 2010.

Category	Commercial and Industrial	Commercial Real Estate
Pass-1-4	$ 108,295	$ 87,724
Vulnerable-5	22,154	11,785
Substandard-6	24,959	52,865
Doubtful-7	2	-
Loss-8	-	-
	$ 155,410	$ 152,374

Risk Category Descriptions

Pass (Prime – 1, Good – 2, Fair – 3, Compromised – 4)
Loans with a pass grade have a higher likelihood that the borrower will be able to service its obligations in accordance with the terms of the loan than those loans graded 5, 6, 7, or 8. The borrower's ability to meet its future debt service obligations is the primary focus for this determination. Generally, a borrower's expected performance is based on the borrower's financial strength as reflected by its historical and projected balance sheet and income statement proportions, its performance, and its future prospects in light of conditions that may occur during the term of the loan.

Vulnerable (Special Mention) – 5
Loans which possess some credit deficiency or potential weakness which deserves close attention, but which do not yet warrant substandard classification. Such loans pose unwarranted financial risk that, if not corrected, could weaken the loan and increase risk in the future. The key distinctions of a 5 (Special Mention) classification are that (1) it is indicative of an unwarranted level of risk, and (2) weaknesses are considered "potential", versus "well-defined", impairments to the primary source of loan repayment.

Substandard – 6
Loans that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. One or more of the following characteristics may be exhibited in loans classified Substandard:

- Loans, which possess a defined credit weakness and the likelihood that a loan will be paid from the primary source, is uncertain. Financial deterioration is underway and very close attention is warranted to ensure that the loan is collected without loss.
- Loans are inadequately protected by the current net worth and paying capacity of the obligor.

- The primary source of repayment is gone, and the Bank is forced to rely on a secondary source of repayment such as collateral liquidation or guarantees.
- Loans are characterized by the distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.
- Unusual courses of action are needed to maintain a high probability of repayment.
- The borrower is not generating enough cash flow to repay loan principal; however, continues to make interest payments.
- The lender is forced into a subordinated or unsecured position due to flaws in documentation.
- Loans have been restructured so that payment schedules, terms and collateral represent concessions to the borrower when compared to the normal loan terms.
- The lender is seriously contemplating foreclosure or legal action due to the apparent deterioration in the loan.
- There is a significant deterioration in the market conditions and the borrower is highly vulnerable to these conditions.

Doubtful – 7

One or more of the following characteristics may be exhibited in loans classified Doubtful:

- Loans have all of the weaknesses of those classified as Substandard. Additionally, however, these weaknesses make collection or liquidation in full based on existing conditions improbable.
- The primary source of repayment is gone, and there is considerable doubt as to the quality of the secondary source of repayment.
- The possibility of loss is high, but, because of certain important pending factors, which may strengthen the loan, loss classification is deferred until its exact status is known. A Doubtful classification is established during this period of deferring the realization of the loss.

Loss – 8

Loans are considered uncollectible and of such little value that continuing to carry them as assets on the institution's financial statements is not feasible. Loans will be classified Loss when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY (continued)

Consumer Risk

Consumer risk based on payment activity at December 31, 2011 is as follows.

Payment Category	Consumer and Credit Card	Residential Real Estate and Home Equity
Performing	$ 19,525	$ 83,317
Non-Performing	245	497
Total	$ 19,770	$ 83,814

Consumer risk based on payment activity at December 31, 2010 is as follows.

Payment Category	Consumer and Credit Card	Residential Real Estate and Home Equity
Performing	$ 22,970	$ 92,832
Non-Performing	441	814
Total	$ 23,411	$ 93,646

Age Analysis of Past Due Loans

The following table presents past due loans aged as of December 31, 2011.

Category	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 days and Accruing
Consumer and Credit Card	$ 250	$ 177	$ 245	$ 672	$ 19,098	$ 19,770	$ 199
Commercial and Industrial	9	165	706	880	125,345	126,225	740
Commercial Real Estate	-	-	5,803	5,803	124,155	129,958	-
Residential Real Estate and Home Equity	135	67	497	699	83,115	83,814	46
Total	$ 394	$ 409	$ 7,251	$ 8,054	$351,397	$ 359,767	$ 985

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY (continued)

The following table presents past due loans aged as of December 31, 2010.

Category	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 days and Accruing
Consumer and Credit Card	$ 300	$ 104	$ 441	$ 845	$ 22,566	$ 23,411	$ 407
Commercial and Industrial	359	3	1,373	1,735	153,675	155,410	991
Commercial Real Estate	885	2,050	10,118	13,053	139,321	152,374	35
Residential Real Estate and Home Equity	472	123	814	1,409	92,237	93,646	425
Total	$ 2,016	$ 2,280	$ 12,746	$ 17,042	$407,799	$ 424,841	$1,858

Troubled Debt Restructurings

Information regarding Troubled Debt Restructuring ("TDR") loans for the year ended December 31, 2011 is as follows:

	Twelve Months Ended December 31, 2011	
	Number of Contracts	Post-Modification Outstanding Recorded Investment
Consumer and Credit Card	8	$ 45
Commercial and Industrial	2	1,400
Commercial Real Estate	17	16,172
Residential Real Estate and Home Equity	1	8
Total	28	$ 17,625

(Dollars in thousands)

NOTE 4 – CREDIT QUALITY (continued)

The following presents by class loans modified in a TDR from January 1, 2011 through December 31, 2011 that subsequently defaulted (i.e. 60 days or more past due following a modification) during the twelve month periods ended December 31, 2011.

	Loans modified as a TDR within the previous twelve months that subsequently defaulted during the Twelve Months Ended December 31, 2011	
	Number of Contracts	Post-Modification Outstanding Recorded Investment (1)
Consumer and Credit Card	1	$ 11
Commercial and Industrial	1	115
Commercial Real Estate	3	2,290
Residential Real Estate and Home Equity	-	-
Total	5	$ 2,416

(1) Period end balances are inclusive of all partial pay downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged off, or foreclosed upon by period end are not reported.

A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan; however, forgiveness of principal is rarely granted. Depending on the financial condition of the borrower, the purpose of the loan and the type of collateral supporting the loan structure; modifications can be either short-term (12 months of less) or long term (greater than one year). Commercial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor may be requested. Commercial mortgage and construction loans modified in a TDR often involve reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period.
Land loans are also included in the class of commercial real estate loans. Land loans are typically structured as interest-only monthly payments with a balloon payment due at maturity. Land loans modified in a TDR typically involve extending the balloon payment by one to three years, changing the monthly payments from interest-only to principal and interest, while leaving the interest rate unchanged.

Loans modified in a TDR are typically already on nonaccrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. As a result, loans modified in a TDR for the Corporation may have the financial effect of increasing the specific allowance associated with the loan. The allowance for

NOTE 4 – CREDIT QUALITY (continued)

impaired loans that have been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent or on the present value of expected future cash flows discounted at the loan's effective interest rate. Management exercises significant judgment in developing these estimates.

As mentioned above, an individual loan is placed on a non-accruing status if, in the judgment of Management, it is unlikely that all principal and interest will be received according to the terms of the note. Loans on non-accrual may be eligible to be returned to an accruing status after six months of compliance with the modified terms. However, there are number of factors that could prevent a loan from returning to accruing status, even after remaining in compliance with loan terms for the aforementioned six month period. For example: deteriorating collateral, negative cash flow changes and inability to reduce debt to income ratios.

(Dollars in thousands)

NOTE 5 – PREMISES AND EQUIPMENT

Year-end fixed assets were as follows:

	2011	2010
Land	$ 1,899	$ 1,899
Buildings	13,916	13,916
Furniture and equipment	11,880	11,919
Subtotal	27,695	27,734
Accumulated depreciation	(15,788)	(14,839)
Total premises and equipment	11,907	12,895
Software, net of accumulated amortization	200	280
Total Fixed Assets	$ 12,107	$ 13,175

The Corporation has entered into operating lease agreements for branch offices and equipment, which expire at various dates through 2023, and provide options for renewals. Rental expense on lease commitments for 2011 and 2010 amounted to $754 and $832, respectively. The total future minimum lease commitments at December 31, 2011 under these leases are summarized as follows.

2012	$ 626
2013	614
2014	496
2015	475
2016	455
Thereafter	704
Total	$ 3,370

(Dollars in thousands)

NOTE 6 – INTEREST-BEARING DEPOSITS

Year-end interest-bearing deposits were as follows:

	2011	2010
Interest-bearing demand	$ 66,651	$ 65,732
Money market	101,435	110,087
Savings deposits	33,448	32,308
Time deposits		
In denominations under $100,000	84,255	63,675
In denominations of $100,000 or more	89,965	129,579
Total	$375,754	$ 401,381

Scheduled maturities of time deposits were as follows:

2012	$101,403
2013	62,676
2014	9,134
2015	763
2016	244
Total	$174,220

At December 31, 2011 and 2010 deposits received from officers, directors and related affiliates were considered to be immaterial to the total amount of deposits held at the institution.

(Dollars in thousands)

NOTE 7 – BORROWED FUNDS

There were no short-term borrowings outstanding at December 31, 2011. As a member of the FHLB of Cincinnati, the Bank has the ability to obtain borrowings based on its investment in FHLB stock and other qualified collateral. FHLB advances are collateralized by a blanket pledge of the Bank's qualifying 1-4 family and multi-family loan portfolios and all shares of FHLB stock. At December 31, 2011 total pledged loan collateral was $51,428 and investment in FHLB stock was $3,799. Those amounts at December 31, 2010 were $81,942 and $3,799 respectively.

Advances from the Federal Home Loan Bank at year-end were as follows.

Interest rate range	Maturing year ending December 31,	2011	2010
4.44% - 5.50%	2011	$ -	$ 15,000
3.36% - 4.68%	2012	29,500	29,500
2.59% - 3.67%	2013	1,298	2,240
2.87% - 4.36%	2014	1,415	2,027
4.03% - 5.72%	2015	5,206	6,499
	2016	-	-
3.47% - 5.44%	Thereafter	2,617	3,236
	Total	$ 40,036	$ 58,502
Weighted-average interest rate		4.29%	4.38%

(Dollars in thousands)

NOTE 8 – RETIREMENT PLANS

The Corporation provides a 401(k) savings plan (the "Plan") for all eligible employees. To be eligible, an individual must complete six months of employment and be 20 or more years of age. Under provisions of the Plan, a participant can contribute a certain percentage of their compensation to the Plan up to the maximum allowed by the IRS. The Corporation also matches a certain percentage of those contributions up to a maximum match of up to 3% of the participant's compensation. The Corporation may also provide additional discretionary contributions. Employee voluntary contributions are vested immediately and Corporation contributions are fully vested after three years. The 2011 and 2010 expenses related to the Plan were $138 and $151, respectively.

The Corporation maintains a deferred compensation plan for the benefit of certain officers. The plan is designed to provide post-retirement benefits to supplement other sources of retirement income such as social security and 401(k) benefits. The amount of each officer's benefit will generally depend on their salary, and their length of employment. The Corporation accrues the cost of this deferred compensation plan during the working careers of the officers. Expense under this plan totaled $230 and $98 in 2011 and 2010, respectively. The total accrued liability under this plan was $719 and $593 at December 31, 2011 and 2010, respectively. In addition to recognizing expense associated with the plan, the Corporation also funds the plan via cash payments into separate accounts managed by the Corporation's trust department. At December 31, 2011, $558 of the outstanding liability has been funded through this process.

The Corporation has purchased insurance contracts on the lives of the participants in the supplemental post-retirement benefit plan and has named the Corporation as the beneficiary. While no direct connection exists between the deferred compensation plan and the life insurance contracts, it is management's current intent that the earnings on the insurance contracts be used as a funding source for benefits payable under the plan.

(Dollars in thousands)

NOTE 9 – FEDERAL INCOME TAXES

The Corporation files income tax returns in the U.S. federal jurisdiction and franchise tax returns in Ohio. Income tax expense (credits) for the years ended December 31, 2011 and 2010 included the following components.

	2011	2010
Valuation Allowance	$ 1,622	$ 8,083
Deferred	(1,635)	(2,973)
Totals	$ (13)	$ 5,110

The difference between the financial statement tax provision and amounts computed by applying the statutory federal income tax rate to income before income taxes was as follows:

	2011	2010
Income taxes (credits) computed at the statutory federal income tax rate	$ (935)	$ (2,455)
Tax exempt income	(401)	(512)
Change in Valuation Allowance	1,622	8,083
Other	(299)	(6)
Totals	$ (13)	$ 5,110

Year-end deferred tax assets and liabilities were comprised of the following.

	2011	2010
Deferred tax assets		
Allowance for loan losses	$ 3,259	$ 4,164
Depreciation	227	202
Deferred compensation	244	217
Alternative minimum tax carry forward	145	145
Other-than-temporary impairment losses	1,365	1,334
Other	62	43
Expenses on foreclosed real estate	132	24
Unrealized loss on other-than-temporary impairment on held-to-maturity securities	1,021	950
NOL Carry forward	4,354	2,026
	10,809	9,105
Deferred tax liabilities		
FHLB stock dividends	(455)	(455)
Unrealized gain on securities available-for-sale	(643)	(559)
Other	(6)	(8)
	(1,104)	(1,022)
Net deferred tax asset	9,705	8,083
Less: Valuation Allowance	(9,705)	(8,083)
Total	$ -	$ -

At December 31, 2011, the Corporation has a $12.8 million net operating loss carry forward available to reduce future income taxes through 2030.

(Dollars in thousands)

NOTE 10 – COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS

WITH OFF-BALANCE SHEET RISK

Some financial instruments such as loan commitments, credit lines, letters of credit and overdraft protection are issued to meet customer financing needs. These financing arrangements to provide credit typically have predetermined expiration dates, but can be withdrawn if certain conditions are not met. The commitments may expire without ever having been drawn on by the customer; therefore the total commitment amount does not necessarily represent future cash requirements. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used for loans, including obtaining various forms of collateral, such as real estate or securities at exercise of the commitment or letter of credit.

The Bank grants retail, commercial and commercial real estate loans in central Ohio. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based upon management's credit evaluation of each customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.

The contractual amount of financing instruments with off-balance sheet risk was as follows at year-end.

	2011		2010	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit	$ 62	$ 195	$ 36	$ -
Unused lines of credit and letters of credit	$ 1,313	$ 63,369	$ 2,108	$ 66,685

Commitments to make loans are generally made for periods of 30 days or less. The fixed-rate loan commitments have interest rates ranging from 2.35% to 8.25% for 2011. Maturities for loans subject to these fixed-rate commitments range from up to 1 to 30 years. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates at December 31, 2011, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via normal cash flows from operations and existing excess liquidity.

Legal Proceedings

There is no pending material litigation, other than routine litigation incidental to the business of the Corporation and Bank. Further, there are no material legal proceedings in which any director, executive officer, principal shareholder or affiliate of the Corporation is a party or has a material interest, which is adverse to the Corporation or Bank. Finally, there is no litigation in which the Corporation or Bank is involved which is expected to have a material adverse impact on the financial position or results of operations of the Corporation or Bank.

(Dollars in thousands)

NOTE 11 – REGULATORY CAPITAL

The Corporation is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Capital adequacy guidelines and, additionally for banks, prompt corrective-action regulations, involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank met the well-capitalized requirements, as publicly defined, at December 31, 2011. The classification as well capitalized is made periodically by regulators and is subject to change over time. Because the Bank operates under a written order, it is considered by regulation to be "adequately" capitalized.

The Corporation's wholly-owned subsidiary, The Delaware County Bank and Trust, entered into a written agreement with the Ohio Division of Financial Institutions ("ODFI") and a Consent Order with the Federal Deposit Insurance Corporation ("FDIC") effective October 28, 2010 which address matters pertaining to, among other things: management and operations of the Bank; credit risk management practices and credit administration policies and procedures; Bank actions with respect to problem assets; reserves for loan and lease losses; strengthening the capital position of the Bank; the strategic plan and budget for fiscal 2012; staffing; and submitting a funding contingency plan for the Bank that identifies available sources of liquidity and includes a plan for dealing with potential adverse economic and market conditions.

The Consent Order and the Agreement contain substantially similar provisions. Among other things they require the Bank to attain a minimum 9% tier-1 capital ratio within 90 days of the effective date, and total risk-based capital ratio of not less than 13% within that same time period; submission of plans related to the reduction of non-performing assets; and a review of accounting matters related to subsidiary companies. The Agreement and Consent Order also provide that the Bank may not declare or pay dividends to DCB without the prior approval of the FDIC and ODFI. And, as announced earlier this year by DCB, without the prior approval of the Federal Reserve, if applicable, DCB may not declare or pay cash dividends, repurchase any of its shares, make payments on trust preferred securities or incur or guarantee any debt.

As previously noted, the Bank is required to achieve a tier-1 capital ratio of not less than 9.0% and a total risk-based capital ratio of not less than 13.0% within 90 days of the effective date of the Agreement and Consent Order, and, to maintain those capital levels during the remaining term of the Agreement and the Consent Order. It may do so by, among other alternatives, raising additional capital, generating sufficient earnings, reducing the bank's assets, or a combination thereof. The Bank has not yet achieved the 9% tier-1 target or the 13% total risk-based capital target.

(Dollars in thousands)

NOTE 11 – REGULATORY CAPITAL (continued)

Additionally, the Bank is required to submit periodic progress reports to the ODFI and the FDIC regarding various aspects of the foregoing actions and requirements, and the Bank board has appointed a compliance committee to monitor and coordinate the Bank's performance under the Agreement and Consent Order. The Agreement and Consent Order will remain in effect until modified or terminated by the ODFI and/or the FDIC. The Bank entered into the Agreement and the Consent Order without admitting or denying any unsafe or unsound banking practices, violations, rule or regulation.

Actual and required capital ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011						
Total capital to risk-weighted assets						
Consolidated	$ 40,510	10.1%	$ 32,124	8.0%	N/A	N/A
Bank	$ 40,069	10.0%	$ 32,124	8.0%	$ 40,156	10.0%
Tier 1 (core) capital to risk-weighted assets						
Consolidated	$ 35,434	8.8%	$ 16,062	4.0%	N/A	N/A
Bank	$ 34,993	8.7%	$ 16,062	4.0%	$ 24,093	6.0%
Tier 1 (core) capital to average assets						
Consolidated	$ 35,634	6.6%	$ 21,433	4.0%	N/A	N/A
Bank	$ 34,993	6.5%	$ 21,498	4.0%	$ 26,872	5.0%
2010						
Total capital to risk-weighted assets						
Consolidated	$ 43,554	10.3%	$ 33,865	8.0%	N/A	N/A
Bank	$ 43,422	10.3%	$ 33,861	8.0%	$ 42,327	10.0%
Tier 1 (core) capital to risk-weighted assets						
Consolidated	$ 38,177	9.0%	$ 16,933	4.0%	N/A	N/A
Bank	$ 38,045	9.0%	$ 16,931	4.0%	$ 25,396	6.0%
Tier 1 (core) capital to average assets						
Consolidated	$ 38,177	6.4%	$ 23,802	4.0%	N/A	N/A
Bank	$ 38,045	6.4%	$ 23,750	4.0%	$ 29,688	5.0%

Banking regulations limit capital distributions by the Bank. Generally, capital distributions are limited to undistributed net income for the current and prior two years. In addition, dividends may not reduce capital levels below the minimum regulatory requirements disclosed above. Based on assets held at December 31, 2011, the tier-1 capital necessary to reach those requirements would be $48,370. To reach the 13% total risk-based capital requirement the Corporation would need to reach $52,202, based on risk based assets of $401,555 as presented in the December 31, 2011 FDIC Call Report. At December 31, 2011 and 2010, the Bank was unable to make dividend distributions to the Corporation without prior regulatory approval.

(Dollars in thousands)

NOTE 12 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 39,314	$ 39,314	$ 33,521	$ 33,521
Securities available for sale	88,813	88,813	69,597	69,597
Securities held to maturity	1,010	1,360	1,313	1,680
Loans held for sale	-	-	753	753
Loans (net of allowance)	350,183	345,774	412,617	401,967
FHLB stock	3,799	3,799	3,799	3,799
Accrued interest receivable	1,480	1,480	1,673	1,673
Financial liabilities				
Noninterest-bearing deposits	$ 69,674	$ 69,674	$ 63,695	$ 63,695
Interest-bearing deposits	375,754	376,841	401,381	402,131
Federal funds purchased and other short-term borrowings	-	-	1,265	1,265
FHLB advances	40,036	40,616	58,502	60,581
Accrued interest payable	340	340	336	336

The estimated fair value of cash and cash equivalents, FHLB stock, accrued interest receivable, noninterest-bearing deposits, federal funds purchased and other short-term borrowings and accrued interest payable approximates the related carrying amounts. Estimated fair value for securities held-to-maturity is based on independent third-party evaluation including discounted cash flows and other market assumptions. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. For loans held on balance sheet, the discounted fair value is further reduced by the amount of reserves held against the loan portfolios. Fair value of loans held for sale is based on market quotes. Fair values of long-term FHLB advances are based on current rates for similar financing. Fair values of off-balance sheet items are based on the current fee or cost that would be charged to enter into or terminate such agreements, which are not material.

Fair Value Measurements

The Corporation accounts for fair value measurements in accordance with FASB ASC 820, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

NOTE 12 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include equity and certain municipal securities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government and agency obligations, state and municipal obligations, corporate bonds and mortgage-backed securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010.

(Dollars in thousands)

NOTE 12 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

	Fair Value Measurements Using			
December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. agency obligations	$ 35,808	$ -	$ 35,808	$ -
State and municipal obligations	15,995	-	15,995	-
Corporate bonds	1,837	-	1,837	-
Mortgage-backed	34,473	-	34,373	-
Total	$ 88,113	$ -	$ 88,113	$ -

	Fair Value Measurements Using			
December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. agency obligations	$ 29,986	$ -	$ 29,986	$ -
State and municipal obligations	12,262	-	12,262	-
Mortgage-backed	27,349	-	27,349	-
Total	$ 69,597	$ -	$ 69,597	$ -

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Collateralized debt obligations are classified as held to maturity. The Corporation recognized other-than-temporary impairment on the securities as of December 31, 2011 and 2010, based upon a Level 3 estimate of fair value, including a discounted cash flows calculation and a fair value estimate from an independent evaluation of the security.

Impaired loans

At December 31, 2011 and December 31, 2010, impaired loans consisted primarily of loans secured by nonresidential and commercial real estate. Management has determined fair value measurements on impaired loans primarily through evaluations of appraisals performed.

(Dollars in thousands)

NOTE 12 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Real Estate Owned

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and initially recorded at fair value (based on current appraised value) at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Management has determined fair value measurements on real estate owned primarily through evaluations of appraisals performed.

The following table presents the fair value measurements of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and December 31, 2010.

	Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011				
Collateralized debt obligations	$ 1,360	$ -	$ -	$ 1,360
Impaired loans	17,483	-	-	17,483
Real estate owned	1,590	-	-	1,590
December 31, 2010				
Collateralized debt obligations	$ 1,313	$ -	$ -	$ 1,313
Impaired loans	24,187	-	-	24,187
Real estate owned	449	-	-	449

(Dollars in thousands)

NOTE 13 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of DCB Financial Corp was as follows:

CONDENSED BALANCE SHEETS
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 413	$ 75
Investment in subsidiaries	34,311	37,442
Investment securities	-	-
Investment in affiliates	-	-
Other assets	-	-
Total assets	$ 34,724	$ 37,517
Liabilities		
Short term borrowings	$ -	$ 80
Other liabilities	3,760	3,758
Shareholders' Equity	30,964	33,679
Total liabilities and shareholders' equity	$ 34,724	$ 37,517

Note: At December 31, 2011and 2010, DCB Financial Corp. has a payable to the Bank in the amount of $3,735. The Bank evaluated the receivable for collectability and has written the receivable off based on its evaluation. The payable to the Bank represents the difference between consolidated shareholders' equity and the shareholders' equity of DCB Financial Corp.

CONDENSED STATEMENTS OF OPERATIONS
Years ended December 31, 2011 and 2010

	2011	2010
Dividends from Bank subsidiary	$ 492	$ -
Equity in undistributed loss of subsidiaries	(3,154)	(12,547)
Other	(2)	(70)
Total income (loss)	(2,664)	(12,617)
Operating expenses	74	127
Federal income tax expense (credit)	-	(414)
Net loss	$ (2,738)	$ (12,330)

(Dollars in thousands)

NOTE 13 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net loss	$ (2,738)	$ (12,330)
Adjustments to reconcile net loss		
to cash provided by operating activities:		
Excess distributions		
from subsidiaries	3,154	12,547
Net change in other assets and liabilities	2	401
Net cash from operating activities	418	618
Cash flows used in investing activities		
Investments in unconsolidated affiliates	-	426
Net cash from investing activities	-	426
Cash flows from financing activities		
Repayment of short-term borrowings	(80)	(2,290)
Cash dividends paid	-	-
Proceeds from exercise of stock options	-	-
Purchase of treasury stock, net	-	-
Net cash from financing activities	(80)	(2,290)
Net change in cash and cash equivalents	338	(1,246)
Cash and cash equivalents at beginning of year	75	1,321
Cash and cash equivalents at end of year	$ 413	$ 75

NOTE 14 – SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk. Other significant estimates and concentrations not discussed in those footnotes include:

Deposit Concentration

At December 31, 2011, approximately 11.49% of the Bank's deposits were received from public institutions. These concentrations pose possible liquidity and earnings risk to the Corporation. However, in the opinion of management, the potential risks associated with such deposit concentration is more than offset at December 31, 2011 by the Corporation's available lending and borrowing capacity.

Investments

The Corporation invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying balance sheets.

Current Economic Conditions

The current protracted economic decline continues to present financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.

At December 31, 2011, the Corporation held $129,958 in commercial real estate included in the Bank's geographic area. Due to national, state and local economic conditions, values for commercial and development real estate have declined significantly, and the market for these properties is depressed.

The accompanying financial statements have been prepared using values and information currently available to the Corporation.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and, capital that could negatively impact the Corporation's ability to meet regulatory capital requirements and maintain sufficient liquidity.

(Dollars in thousands)

NOTE 15 – DETAILS OF OPERATING EXPENSES

The following table details the composition of occupancy and equipment expenses for the years ended December 31, 2011 and 2010.

	2011	2010
Bank premises rent	$ 613	$ 633
Bank premises maintenance	447	437
Bank premises depreciation	549	551
Equipment lease	143	199
Depreciation	687	1,019
Software maintenance	774	718
Other	624	480
Total	$ 3,837	$ 4,037

The following table details the composition of other operating expenses for the years ended December 31, 2011 and 2010.

	2011	2010
ATM and debit cards	$ 622	$ 647
Telephone	440	379
Loan	942	914
Other operating	1,522	2,214
Total	$ 3,526	$ 4,154

(Dollars in thousands)

NOTE 16 – QUARTERLY FINANCIAL DATA (Unaudited)

The following tables summarize the Corporation's quarterly results for the years ended December 31, 2011 and 2010.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2011:				
Total interest income	$ 5,413	$ 5,597	$ 5,770	$ 5,952
Total interest expense	1,223	1,269	1,282	1,339
Net interest income	4,190	4,328	4,488	4,613
Provision for losses on loans	1,600	625	2,536	675
Noninterest income	1,782	1,329	1,745	1,502
Noninterest expense	5,045	4,995	5,821	5,431
Income (loss) before income tax expense (benefit)	(673)	37	(2,124)	9
Federal income tax expense (benefit)	518	(239)	(268)	(24)
Net income (loss)	$ (1,191)	$ 276	$ (1,856)	$ 33
Income (loss) per share:				
Basic	$(0.32)	$0.07	$(0.50)	$0.01
Diluted	$(0.32)	$0.07	$(0.50)	$0.01

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2010:				
Total interest income	$ 6,631	$ 6,896	$ 7,196	$ 7,395
Total interest expense	1,448	1,742	1,834	1,901
Net interest income	5,183	5,154	5,362	5,494
Provision for losses on loans	1,162	4,531	3,386	1,961
Noninterest income	2,175	1,711	1,793	436
Noninterest expense	6,021	6,242	5,737	5,488
Income (loss) before income taxes (credits)	175	(3,908)	(1,968)	(1,519)
Federal income tax expense (credit)	530	5,151	60	(631)
Net loss	$ (355)	$ (9,059)	$ (2,028)	$ (888)
Loss per share:				
Basic	$(0.10)	($2.44)	$(0.54)	$(0.24)
Diluted	$(0.10)	($2.44)	$(0.54)	$(0.24)

DCB Financial Corp
Board of Directors



Vicki J. Lewis
Board Chair
Hospital President
Aurora Health Care



Bart Johnson
President
AgriCommunicators, Inc.,
a multi-channel
communications firm



Dr. Gerald Kremer
Physician
Delaware Smith Clinic



Edward A. Powers
President
R. B. Powers Co.,
an awards manufacturing
company



Ronald J. Seiffert
President and CEO
The Delaware County Bank
and Trust Company



Mark Shipps
Special Assistant to the President
Ohio Wesleyan University



Adam Stevenson
Plant Manager (Retired)
P.P.G. Industries,
a multi-national company
that specializes
in coatings



Donald J. Wolf
President
Wolf, Rogers, Dickey & Co.,
a Certified Public Accounting
and business consulting firm

Honorary Directors

Joseph W. Conklin
Jerome Harmeyer
George G. Hoffman
Dwight Humes
Harry A. Humes
Dr. Rodney B. Hurl
F. Francis Hutchinson
Merrill Kaufman
Robert B. Morris
William R. Oberfield
G. William Parker
Dr. David Warren
Donald W. Wilson
Alfred B. Wise

In Memory...
Richard L. Firestone
1913 - 2012



On February 13, 2012, The Delaware County Bank & Trust family lost a very dear friend and one of the founding directors, Richard L. Firestone, who passed away at age 98.

In the late 1940s, Mr. Firestone adopted the idea of creating a locally owned community bank from Clifford Gooding and Bernard Hatten and helped develop this idea into reality. Mr. Firestone was instrumental in drafting The Bank's charter, filing regulatory applications and raising start-up capital during the formative years. He served as Chairman of the Board from 1950 to 1982 with the exception of 1951, when he was recalled to active duty during the Korean War.

We would like to express our sincere and heartfelt condolences to the Firestone family for their loss. He will be truly missed in our community.

DCB Financial Corp and The Delaware County Bank and Trust Company
Executive Officers



Ronald J. Seiffert
President and CEO



Charles O. Moore
Executive Vice President
Chief Risk Officer



Thomas R. Whitney
Executive Vice President
General Counsel



David R. Archibald
Senior Vice President



Daniel M. Roberts
Senior Vice President
Chief Credit Officer



John Ustaszewski
Senior Vice President
Chief Financial Officer



Barbara S. Walters
Senior Vice President



Jay D. Wolf
Vice President

The Delaware County Bank and Trust Company
Officers

Evelin Andrade-Wells
Customer Care Center Officer

David Bailey
Compliance Officer

Scott Baker
Security Officer

Melinda Beebe
Banking Center Officer

James Blevins
Network Security Officer

Ken D. Blevins
Vice President

Joanna Burt
Trust Officer

Scott Byerly
Information Technology Officer

Melinda Civin
Banking Center Officer

Charles Copley
Consumer Lending Officer

Jennifer Copley
Banking Center Officer

Donna Coyan
Loan Administrative Officer

Charles Diersing
DCB Title Officer

Rebecca Dinovo
Vice President

James Duckro
Assistant Vice President

Jeremy Felix
Regional Banking Officer

Melissa Flannery
Banking Center Officer

Brian Glidden
First Vice President

Donna M. Grimmett
First Vice President

Adam Hansberry
First Vice President

Terry L. Hill
Financial Advisor

Kathy A. King
Finance Officer

Lisa Layne
Banking Center Officer

Steve Lebold
Banking Center Officer

Daniel Ludwig
Vice President

Kelly Makowski
Banking Center Officer

Vince Mastenbrook
Collections Officer

Jami Moser
Banking Center Officer

Denise Newland
Deposit Operations Officer

David P. Noll
First Vice President

Anthony Nieto
Regional Banking Officer

Tony Pack
Credit Officer

Amy Pinnick
Regional Banking Officer

Anita Reeb
Vice President

Frank J. Reinhard
First Vice President

Jutta Reinold
Banking Center Officer

Brenda Retterer
Banking Center Officer

Sue E. Roberts
Operations Officer

Rhonda S. Sheely
Vice President

Laura Stimmel
Banking Center Officer

Dawn Thomas
Trust Officer

Mike Waddell
Assistant Vice President

Susan M. Wolf
First Vice President

Mission Statement

The mission of The Delaware County Bank and Trust Company is to provide comprehensive banking services of the highest quality to our customers by:

- Remaining a trusted, independent community bank of the highest quality;
- Recruiting and developing a professional, courteous, knowledgeable staff through education and internal advancement when qualified;
- Prudently managing quality assets, deposits, and facilities to enhance growth and shareholder equity;
- Attracting new, and nurturing existing, banking relationships in our service area.



"We are an institution with the momentum and vision to be a quality, sound and profitable bank."

- 1990 Annual Report

The Annual Report Form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders without cost by contacting:

The Delaware County Bank and Trust Company
Corporate Secretary
P.O. Box 1001
Lewis Center, OH 43035-1001


ELAWARE COUNTY

"The continued loyalty of our customers, stockholders, directors and staff will enable us to have a successful year; measured in great part by the results of sound banking policies which are so important with these uncertain economic conditions."

- 1974 Annual Report

"Your bank is in a unique position to grow as the city and county enjoy continued growth..."

- Alfred Wise (1969)
President and CEO

Enduring Values...